Exhibit 99.42

ARRANGEMENT AGREEMENT

between

ENERGY FUELS INC.

- and -

DENISON MINES CORP.

May 23, 2012

- i -

7.1	Amendment	66
7.2	Mutual Understanding Regarding Amendments	67
ARTICLE 8 - GENERAL		67
8.1	Denison Indemnity	67
8.2	EFI Indemnity	68
8.3	Notices	69
8.4	Remedies	70
8.5	Expenses	70
8.6	Time of the Essence	71
8.7	Entire Agreement	71
8.8	Further Assurances	71
8.9	Governing Law	71
8.10	Execution in Counterparts	71
8.11	Waiver	71
8.12	No Personal Liability	71
8.13	Enurement and Assignment	72
8.14	United States Tax Considerations	72

Schedule A - Plan of Arrangement under Section 182 of the Business Corporations Act (Ontario)

- ii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of May 23, 2012

BETWEEN:

ENERGY FUELS INC., a corporation existing under the Business Corporations Act (Ontario)

(“EFI”)

- and -

DENISON MINES CORP., a corporation existing under the Business Corporations Act (Ontario)

(“Denison”)

WHEREAS:

A.

The respective boards of directors of EFI and Denison have approved the transactions contemplated hereby, providing for, among other things, (A) the acquisition by EFI of the Purchased Shares and the Acquired Debt (as such terms are hereinafter defined) in consideration for the issuance of the EFI Note (as hereinafter defined); (B) the distribution of interests in the EFI Note to Denison Shareholders on a pro rata basis as part of a reorganization of the capital of Denison; and (C) the repayment of the EFI Note by way of the issuance of the EFI Payment Shares;

B.	The Parties intend to carry out the proposed transaction by way of a Plan of Arrangement under the provisions of Section 182 of the Business Corporations Act (Ontario);

C.

The board of directors of Denison has determined that the Plan of Arrangement is in the best interests of Denison, is fair to the Denison Shareholders and has recommended that the Denison Shareholders vote in favour of the Arrangement; and

D.

The board of directors of EFI has determined that the Purchase and Sale Transaction is in the best interests of EFI and has recommended that the EFI Shareholders vote in favour of the issuance of the EFI Payment Shares in satisfaction of the principal amount of the EFI Note.

NOW THEREFORE IN CONSIDERATION of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1 - DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(c)	“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(d)

“Acquired Debt” means all indebtedness of the Denison US Group owing to Denison and the Subsidiaries of Denison other than the Denison US Group as of the Effective Time, as more particularly described in the Denison Disclosure Memorandum;

(e)

“Acquisition Proposal” means any inquiry or the making of any proposal or offer, or public announcement of an intention to make a proposal or offer, to the Receiving Party or its securityholders from any Person or group of Persons “acting jointly or in concert” (within the meaning of Section 91(1) of the Securities Act (Ontario)) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(i)	in the case of Denison, the acquisition of all or a substantial part of the US Mining Division; or

(ii)	in the case of EFI, a significant business combination of EFI’s business with another business or other transaction which would be inconsistent with the Arrangement;

(f)	“Additional Director Nominees” means two individuals designated by Denison, and approved by EFI, acting reasonably, prior to the Effective Date;

(g)	“Affiliate” means an “affiliate” within the meaning of Part XX of the Securities Act (Ontario);

(h)	“Agreement” means this Arrangement Agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(i)

“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment, variation or supplement thereto (i) made in accordance with Section 6.1 of the Plan of Arrangement or (ii) made at the direction of the Court in the Final Order and with the consent of EFI and Denison, each acting reasonably, or (iii) otherwise made in accordance with Section 7.1;

(j)	“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario are open for the conduct of business;

(k)	“Canadian GAAP” means generally accepted accounting principles in effect from time to time in Canada, being those accounting principles set forth by the Institute of Chartered Accountants in Canada;

(l)	“Claim” shall have the meaning ascribed to that term in Section 8.1(a) of this Agreement;

(m)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(n)	“Completion Deadline” means August 15, 2012, being the latest date by which the Arrangement is to be completed;

(o)	“Confidentiality Agreement” means the confidentiality agreement dated as of March 12, 2012 between EFI and Denison;

(p)	“Court” in the context of Article 2 means the Ontario Superior Court of Justice;

(q)	“Denison Common Shares” means common shares in the capital of Denison as constituted on the date hereof;

(r)

“Denison Disclosure Memorandum” means the memorandum dated the date hereof delivered by Denison to EFI, as amended or supplemented from time to time in accordance with Section 3.3, with respect to certain matters in this Agreement;

(s)	“Denison Material Agreements” shall have the meaning ascribed to that term in Section 3.2(p) of this Agreement;

(t)

“Denison Material Entity” means each of DMHC, White Canyon, Denison Mines (USA) Corp., Denison White Mesa LLC, Denison Henry Mountains LLC, Denison Colorado Plateau LLC, Denison Arizona Strip LLC and Utah Energy Corporation;

(u)	“Denison Material Properties” shall have the meaning ascribed to that term in Section 3.2(w) of this Agreement;

(v)	“Denison Meeting” shall have the meaning ascribed to that term in Section 4.2(c) of this Agreement;

(w)	“Denison New Common Shares” means the shares of a new class of voting common shares in the capital of Denison which Denison will create and issue under the Plan of Arrangement;

(x)	“Denison Offtake Agreement” shall have the meaning ascribed to that term in subsection 5.1(a)(ii) of this Agreement;

(y)	“Denison Proxy Circular” shall have the meaning ascribed to that term in Section 4.2(d) of this Agreement;

(z)	“Denison Public Disclosure Documents” shall have the meaning ascribed to that term in Section 3.2(ee) of this Agreement;

(aa)	“Denison Resolution” shall have the meaning ascribed to that term in Section 4.2(c) of this Agreement;

(bb)

“Denison Secured Credit Facility” means Denison’s revolving secured term credit facility with The Bank of Nova Scotia pursuant to an amended and restated credit agreement dated as of June 30, 2011 as described in the Denison Disclosure Memorandum;

(cc)	“Denison Shareholder Approval” shall have the meaning ascribed to that term in subsection 2.2(a)(ii) of this Agreement;

(dd)	“Denison Shareholders” means, at any time, the holders of Denison Common Shares;

(ee)

“Denison Support Agreements” means the support agreements entered into between EFI and each of Zebra Holdings and Investments SARL, Lorito Holdings SARL, and each of the directors and officers of Denison who are Denison Shareholders as of the date of this Agreement;

(ff)	“Denison US Group” means collectively, DMHC, White Canyon and each of the direct and indirect Subsidiaries of DMHC;

(gg)	“Depositary” means such trust company, bank or financial institution that may be agreed to by the Parties;

(hh)	“Dissent Rights” means the rights of dissent in respect of the Arrangement, as described in the Plan of Arrangement;

(ii)	“DMHC” means Denison Mines Holdings Corp., a corporation existing under the laws of the State of Delaware, U.S.;

(jj)	“DMHC Common Shares” means the shares of common stock, par value US$1.00 per share, in the capital of DMHC as constituted on the date hereof;

(kk)	“DMHC Financial Statements” shall have the meaning ascribed to that term in subsection 3.2(r)(i) of this Agreement;

(ll)	“DMHC Preferred Shares” means the shares of preferred stock, par value US$1,000 per share, in the capital of DMHC as constituted on the date hereof;

(mm)	“DMHC Shares” means all of the issued and outstanding shares of DMHC, being 15.7 DMHC Common Shares and 2,000 DMHC Preferred Shares, subject to adjustment in accordance with Section 8.14(d);

(nn)	“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(oo)	“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(pp)	“EFI Common Shares” means common shares in the capital of EFI as constituted on the date hereof (and, for greater certainty, before giving effect to the EFI Share Consolidation);

(qq)

“EFI Disclosure Memorandum” means the memorandum dated the date hereof delivered by EFI to Denison, as amended or supplemented from time to time in accordance with Section 3.3, with respect to certain matters in this Agreement;

(rr)

“EFI Financial Statements” means, collectively, the audited consolidated financial statements of EFI for the financial year ended September 30, 2011 and the unaudited condensed consolidated interim statements of EFI for the six months ended March 31, 2012;

(ss)	“EFI Material Agreements” shall have the meaning ascribed to that term in Section 3.1(l) of this Agreement;

(tt)	“EFI Material Properties” has the meaning ascribed to that term in Section 3.1(r) of this Agreement;

(uu)

“EFI Material Subsidiaries” means: (i) Energy Fuels Resources Corporation, a corporation existing under the laws of the State of Colorado, U.S.; (ii) Magnum Uranium Corp., a corporation existing under the laws of the province of British Columbia; (iii) Magnum Minerals USA Corp., a corporation existing under the laws of the State of Nevada, U.S.; (iv) Titan Uranium Inc., a corporation existing under the federal laws of the Canada; (v) Uranium Power Corp., a corporation existing under the laws of the province of British Columbia; and (vi) Energy Fuels Wyoming Inc., a corporation existing under the laws of the State of Nevada, U.S.;

(vv)	“EFI Meeting” shall have the meaning ascribed to that term in Section 4.1(c) of this Agreement;

(ww)

“EFI Note” means the non-interest bearing promissory note to be issued to Denison by EFI with a principal amount equal to the aggregate fair market value of the EFI Payment Shares on the Effective Date;

(xx)

“EFI Payment Shares” means 425,441,494 EFI Common Shares or, if the EFI Share Consolidation is effected prior to the Effective Time, 42,544,149 EFI Post-Consolidation Common Shares, which shares are to be issued to Denison Shareholders pursuant to and as part of the Arrangement in satisfaction of the EFI Note;

(yy)	“EFI Post-Consolidation Common Shares” means common shares in the capital of EFI after giving effect to the EFI Share Consolidation;

(zz)	“EFI Proxy Circular” shall have the meaning ascribed to that term in Section 4.1(c) of this Agreement;

(aaa)	“EFI Public Disclosure Documents” shall have the meaning ascribed to that term in Section 3.1(z) of this Agreement;

(bbb)	“EFI Resolution” shall have the meaning ascribed to that term in Section 4.1(c) of this Agreement;

(ccc)	“EFI Share Consolidation” means the proposed share consolidation of the EFI Common Shares on the basis of one (1) EFI Post-Consolidation Common Share for each ten (10) EFI Common Shares;

(ddd)

“EFI Shareholder Approval” means the approval by ordinary resolution of the EFI Shareholders at the EFI Meeting of the issuance of the EFI Payment Shares, and, if required, the consent to the waiver of the application of EFI’s shareholder rights plan to the Arrangement;

(eee)	“EFI Shareholders” means, at any time, the holders of EFI Common Shares;

(fff)

“EFI Support Agreements” means the support agreements entered into between Denison and each of Dundee Resources Limited, Pinetree Capital Ltd., Mega Uranium Ltd. and each of the directors and officers of EFI who are EFI Shareholders as of the date of this Agreement;

(ggg)

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(hhh)

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, orders, filings or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(iii)	“Environmental Laws” means all Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(jjj)

“Final Order” means the order of the Court pursuant to Subsection 182(5)(f) of the OBCA approving the Arrangement in a form acceptable to the Parties, as such order may be amended at any time prior to the Effective Date with the consent of the Parties, acting reasonably, or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(kkk)

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(lll)

“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste, contaminant, radioactive materials, radioactive waste, naturally-occurring radioactive materials, technologically-enhanced naturally-occurring radioactive materials or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(mmm)

“IFRS” means International Financial Reporting Standards, being the standards and interpretations adopted by the International Accounting Standards Board, as amended from time to time, in effect and generally accepted in Canada as applicable to publicly accountable enterprises;

(nnn)

“Interim Order” means the interim order of the Court in a form acceptable to the Parties providing for, among other things, the calling and holding of the Denison Meeting, as the same may be amended by the Court with the consent of the Parties, acting reasonably;

(ooo)	“KEPCO” means Korea Electric Power Corporation;

(ppp)	“KEPCO Offtake Agreement” shall have the meaning ascribed to that term in subsection 5.1(a)(i) of this Agreement;

(qqq)	“KEPCO Strategic Relationship Agreement” the strategic relationship agreement dated as of June 15, 2009 among Denison, KEPCO, and KEPCO Canada Uranium Investment Limited Partnership;

(rrr)

“KEPCO Waiver” means KEPCO’s waiver of its right of first opportunity provided for in Section 4.1 of the KEPCO Strategic Relationship Agreement, or the expiry of KEPCO’s right of first opportunity provided for therein without KEPCO exercising such right;

(sss)

“Laws” means all applicable laws, including international, national, provincial, state, municipal and local laws (including common and civil law), treaties, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions, judgments, directives, decisions, rulings, decrees or other requirements of any Governmental Entity or Regulatory Authority having the force of law;

(ttt)	“Letter Agreement” means the letter agreement between EFI and Denison dated April 16, 2012 relating to the transactions contemplated by this Agreement;

(uuu)

“Liability” of any person means and includes: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(vvv)	“Losses” shall have the meaning ascribed to that term in Section 8.1(a) of this Agreement;

(www)	“Match Period” shall have the meaning ascribed to that term in Section 6.1(c) of this Agreement;

(xxx)

“Material Adverse Effect” means, in respect of any Party, a state of facts, which either individually or in the aggregate, are or would reasonably be expected to be material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligation, capitalization, condition (financial or otherwise), operations or results of operations of that Party or, in the case of Denison, the US Mining Division, taken as a whole, other than any change, effect, event or occurrence:

(i)	relating to the U.S., Canadian or global economy, political conditions or securities markets in general;

(ii)	affecting the worldwide uranium mining industries in general and which does not have a materially disproportionate effect on the Party or, in the case of Denison, the US Mining Division; or

(iii)	resulting from changes in the price of uranium;

(yyy)	“misrepresentation” shall have the meaning ascribed to that term in the Securities Act (Ontario);

(zzz)	“Notified Party” shall have the meaning ascribed to that term in Section 6.1(a);

(aaaa)	“NYSE MKT” means the trading market operated by NYSE MKT LLC;

(bbbb)	“OBCA” means the Business Corporations Act (Ontario);

(cccc)	“Party” means either of EFI or Denison and “Parties” means both of them;

(dddd)	“Permitted Encumbrances” means:

(i)

minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially adversely affect the use, operation or enjoyment of the property subject thereto;

(ii)

undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) arising or incurred in the ordinary course of business of the Denison US Group, which individually or in the aggregate do not have a Material Adverse Effect on the Denison US Group;

(iii)

statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the properties owned by the Denison US Group or served upon Denison or any member of the Denison US Group pursuant to Laws or that relate to obligations not due or delinquent, save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable; and

(iv)

the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the properties of the Denison US Group or materially impair the operation or enjoyment of the properties;

(eeee)	“Person” includes an individual, corporation, partnership, trust, joint venture or other form of business organization;

(ffff)	“Plan of Arrangement” means the Plan of Arrangement set forth in Schedule A hereto;

(gggg)	“Purchase and Sale Transaction” shall have the meaning ascribed to that term in Section 2.1(b);

(hhhh)	“Purchased Shares” means all of the issued and outstanding White Canyon Shares and all of the issued and outstanding DMHC Shares (other than the DMHC Shares held by White Canyon);

(iiii)	“Receiving Party” shall have the meaning ascribed to that term in Section 6.1(a) of this Agreement;

(jjjj)	“Receiving Party Board” shall have the meaning ascribed to that term in Section 6.1(b) of this Agreement;

(kkkk)	“Reclamation Account” shall have the meaning ascribed to that term in Section 3.2(s) of this Agreement;

(llll)	“Regulatory Authority” means:

(i)

any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(ii)	any self-regulatory organization or stock exchange, including the TSX and, as applicable to Denison only, the NYSE MKT;

(iii)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(iv)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

(mmmm)

“Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(nnnn)

“Remedial Action” means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean- up, remediation, closure, site restoration, remedial response or remedial work;

(oooo)

“Representative” means, in respect of a person, its Subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

(pppp)	“Section 3(a)(10) Exemption” shall have the meaning ascribed to that term in Section 2.7 of this Agreement;

(qqqq)

“Securities Authorities” means, collectively, the U.S. Securities and Exchange Commission, the Ontario Securities Commission and the other securities regulatory authorities in each of the provinces of Canada;

(rrrr)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(ssss)	“Share Consideration” means cash in the aggregate amount of Cdn$10.00 payable by cheque or wire transfer;

(tttt)

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(uuuu)

“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date of the Letter Agreement and did not result from the breach of Section 4.1(e) or Section 4.2(e), as the case may be, or Section 6.1 by the Receiving Party or its Representatives and that the Receiving Party Board determines in good faith after consultation with its legal and financial advisors:

(i)	is made either to the Receiving Party or to all the Receiving Party common shareholders and in compliance with applicable securities Laws;

(ii)

that funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal;

(iii)	if consummated in accordance with its terms, would result in a transaction financially superior for the Receiving Party and its securityholders than the Arrangement;

(iv)	is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and

(v)	that the taking of action in respect of such Acquisition Proposal is necessary for the Receiving Party Board in discharge of its fiduciary duties under applicable Laws.

(vvvv)	“Superior Proposal Notice” shall have the meaning ascribed to that term in Section 6.1(c) of this Agreement;

(wwww)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity;

(xxxx)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(yyyy)

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(zzzz)	“Titan” means Titan Uranium Inc.;

(aaaaa)	“Titan Financial Statements” shall have the meaning ascribed to that term in subsection 3.1(n)(ii) of this Agreement;

(bbbbb)	“TSX” means the Toronto Stock Exchange;

(ccccc)	“U.S.” means the United States of America;

(ddddd)

“U.S. Securities Laws” means all applicable U.S. federal and state securities laws and regulations, including, without limitation, the 1933 Act and the 1934 Act and the rules and regulations promulgated from time to time thereunder;

(eeeee)

“US Mining Division” means all of Denison’s mineral exploration, development and mining assets and operations located in the United States of America owned directly or indirectly by the Denison US Group;

(fffff)	“White Canyon” means White Canyon Uranium Limited, a corporation existing under the laws of Australia;

(ggggg)	“White Canyon Financial Statements” shall have the meaning ascribed to that term in subsection 3.2(r)(ii) of this Agreement;

(hhhhh)	“White Canyon Ordinary Shares” means ordinary shares in the capital of White Canyon as constituted on the date hereof; and

(iiiii)	“White Canyon Shares” means all of the issued and outstanding shares of White Canyon, being 230,679,770 White Canyon Ordinary Shares.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by either Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to “U.S. dollars”, and “US$” are to lawful money of the United States of America, and references to “Canadian dollars”, “$” and “Cdn$” are to Canadian dollars.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.9	Knowledge

Where the phrases “to the knowledge of EFI”, “to EFI’s knowledge”, “to the knowledge of Denison”, “to Denison’s knowledge” or phrases to similar effect are used: such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of EFI, the collective actual knowledge (after reasonable enquiry of those who ought to know) of the President and Chief Executive Officer and the Chief Financial Officer; and (b) in the case of Denison, the collective actual knowledge (after reasonable enquiry of those who ought to know) of the President and Chief Executive Officer and the Chief Financial Officer.

1.10	Meaning of Ordinary Course of Business

In this Agreement the phrase “in the ordinary course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration, development and mining of uranium and/or vanadium, in the construction and operation of uranium and/or vanadium mines, and in the milling and processing of uranium and/or vanadium ores.

1.11	Schedules

The following schedule is attached to, and is deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement

ARTICLE 2 - THE TRANSACTION

2.1	Plan of Arrangement; Purchase and Sale of Purchased Shares

(a)

Subject to the terms and conditions of this Agreement, commencing as of the Effective Time, Denison and EFI shall effect the Arrangement as set forth in the Plan of Arrangement attached hereto in Schedule A.

(b)

For greater certainty, as the first step of the Plan of Arrangement, Denison shall sell to EFI and EFI shall purchase from Denison (i) all of the Purchased Shares free and clear of all Encumbrances in consideration of the payment by EFI to Denison of the Share Consideration and (ii) all of the Acquired Debt free and clear of all Encumbrances, and in consideration therefor EFI shall issue the EFI Note to Denison (collectively, the “Purchase and Sale Transaction”).

(c)

Unless this Agreement is earlier terminated in accordance with its terms, prior to the Effective Time, the parties shall execute and deliver in escrow all documents required to give effect to the Purchase and Sale Transaction. Without limiting the generality of the foregoing, at such time Denison shall deposit in escrow all certificates, agreements, documents and instruments as required under Section 5.2(j), and EFI shall deposit in escrow all payments, certificates, agreements, documents and instruments as required under Section 5.3(i). Subject to the terms and conditions of this Agreement, such documents shall become effective commencing at the Effective Time, and shall be released from escrow and delivered to the party entitled thereto forthwith after the Effective Time.

(d)	Subject to the terms and conditions of this Agreement, the Plan of Arrangement shall become effective at the Effective Time on the Effective Date.

2.2	Interim Order

(a)

Denison shall, as soon as reasonably practicable, apply to the Court in a manner acceptable to EFI, acting reasonably, under Section 182 of the OBCA for the Interim Order, which application shall request that the Interim Order provide:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Denison Meeting and for the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Denison Resolution shall be 66% of the votes cast on the Denison Resolution by the holders of Denison Common Shares present in person or by proxy at the Denison Meeting (the “Denison Shareholder Approval”);

(iii)	that in all other respects, the terms, conditions and restrictions of the Denison constating documents, including quorum requirements and other matters, shall apply in respect of the Denison Meeting;

(iv)	for the grant of Dissent Rights to the holders of Denison Common Shares;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Denison Meeting may be adjourned from time to time by management of Denison without the need for additional approval of the Court;

(vii)	that the record date for Denison Shareholders entitled to notice of and to vote at the Denison Meeting will not change in respect of any adjournment(s) of the Denison Meeting;

(viii)

that it is Denison’s intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance of interests in the EFI Note, the Denison New Common Shares and the EFI Payment Shares to the Denison Shareholders pursuant to the Arrangement to implement the transactions contemplated hereby;

(ix)	for notice to EFI of the Denison Meeting and the right of the representatives of EFI to attend such meeting;

(x)

that the Plan of Arrangement may be amended as contemplated herein and in accordance with Section 7.1 without notice to or approval of any Denison Shareholders except as required by Section 7.1 or the Interim Order; and

(xi)	for such other matters as Denison may reasonably require, subject to obtaining the prior consent of EFI, such consent not to be unreasonably withheld or delayed.

(b)

The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the Applications referred to in this Section shall be in a form satisfactory to EFI and Denison, acting reasonably.

2.3	Final Order

If the Interim Order is obtained and Denison Shareholder Approval is obtained as provided for in the Interim Order and EFI Shareholder Approval is obtained, then subject to the terms of this Agreement, Denison shall apply to the Court for the Final Order and shall diligently pursue such Application. The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the Applications referred to in this Section shall be in a form satisfactory to EFI and Denison, acting reasonably.

2.4	Proxy Circulars

(a)

EFI shall prepare and file the EFI Proxy Circular, together with any other documents required by applicable Laws, in all jurisdictions where the EFI Proxy Circular is required to be filed, and mail the EFI Proxy Circular as soon as practicable, but in any event within the prescribed time in order to hold the EFI Meeting and in accordance with all applicable Laws, in and to all jurisdictions where the EFI Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable securities requirements, and not containing any misrepresentation with respect thereto, other than with respect to any information relating to or provided by Denison. If, at any time prior to the Effective Date, EFI becomes aware that the EFI Proxy Circular contains a misrepresentation, EFI shall promptly prepare a supplement or amendment to the EFI Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to EFI Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws. If, at any time prior to the Effective Date, Denison becomes aware that information relating to or provided by Denison for use in the EFI Proxy Circular contains a misrepresentation, Denison shall immediately advise EFI and EFI shall promptly prepare a supplement or amendment to the EFI Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to EFI Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws.

(b)

Denison shall prepare and file the Denison Proxy Circular, together with any other documents required by applicable Laws, in all jurisdictions where the Denison Proxy Circular is required to be filed, and mail the Denison Proxy Circular as soon as practicable, but in any event within the prescribed time in order to hold the Denison Meeting and as ordered by the Interim Order, and in accordance with all applicable Laws, in and to all jurisdictions where the Denison Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable securities requirements, and not containing any misrepresentation with respect thereto, other than with respect to any information relating to or provided by EFI. If, at any time prior to the Effective Date, Denison becomes aware that the Denison Proxy Circular contains a misrepresentation, Denison shall promptly prepare a supplement or amendment to the Denison Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to Denison Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws. If, at any time prior to the Effective Date, EFI becomes aware that information relating to or provided by EFI for use in the Denison Proxy Circular contains a misrepresentation, EFI shall immediately advise Denison and Denison shall promptly prepare a supplement or amendment to the Denison Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to Denison Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws.

2.5	Effecting the Arrangement

Subject to the rights of termination contained in Section 6.2 hereof, upon the Denison Shareholders providing Denison Shareholder Approval in accordance with the Interim Order, the EFI Shareholders providing EFI Shareholder Approval at the EFI Meeting, the Final Order being issued and satisfaction or waiver of the conditions precedent set forth in Article 5, the Final Order shall be filed by Denison with the applicable government registrar together with such other documents as may be required to effect the Arrangement and from and after the Effective Time, the Plan of Arrangement shall have all of the effects contemplated by law, including the OBCA.

2.6	Closing

The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, counsel to Denison in Toronto, Ontario, at 11:00 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as agreed by Denison and EFI.

2.7	U.S. Securities Law Matters

The parties agree that the Arrangement will be carried out with the intention that all Denison New Common Shares, interests in the EFI Note and the EFI Payment Shares will be issued in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the “Section 3(a)(10) Exemption”) and will otherwise be in compliance with all U.S. Securities Laws. In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the terms and conditions of the Arrangement to the Denison Shareholders;

(d)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement are approved by the Court as being fair to the Denison Shareholders;

(e)

Denison will ensure that the Denison Shareholders will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(f)	the Interim Order will specify that each Denison Shareholder will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.8	Consultation

Other than with respect to a press release by either Party announcing the termination of this Agreement in accordance with Section 6.2 of this Agreement and provided the other Party has been notified, EFI and Denison will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of EFI and Denison shall use its reasonable commercial efforts to enable each of the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.

2.9	Effective Date

The Parties shall each use their reasonable commercial efforts to cause the Effective Date to occur on June 29, 2012.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of EFI

EFI hereby represents and warrants to Denison as follows and hereby acknowledges that Denison is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)

Organization. Each of EFI and each EFI Material Subsidiary has been duly incorporated and is validly subsisting under its jurisdiction of incorporation and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of EFI and each EFI Material Subsidiary is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction, as applicable, where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on EFI.

(b)

Capitalization. EFI is authorized to issue an unlimited number of EFI Common Shares, as well as an unlimited number of preferred shares issuable in series, and an unlimited number series A preferred shares (the preferred shares collectively, the “EFI Preferred Shares”). As at the date hereof, there are: (i) 214,336,818 EFI Common Shares issued and outstanding; (ii) 12,857,800 EFI Common Shares reserved for issuance upon exercise of currently outstanding options; (iii) no EFI Preferred Shares are issued or outstanding; and (iv) 28,036,881 EFI Common Shares reserved for issuance upon the exercise of currently outstanding warrants. The terms of EFI’s outstanding options and warrants are described in the EFI Disclosure Memorandum. Except for EFI’s outstanding options and warrants and as described in the EFI Disclosure Memorandum and pursuant to this Agreement and the Arrangement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating EFI to issue or sell any shares of EFI or any securities or obligations of any kind convertible into or exchangeable for any shares of EFI. All outstanding EFI Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares. There are no outstanding bonds, debentures or other evidences of indebtedness of EFI having the right to vote with the EFI Shareholders on any matter. Except as disclosed in the EFI Disclosure Memorandum, there are no outstanding contractual obligations of EFI to repurchase, redeem or otherwise acquire any outstanding EFI Common Shares or with respect to the voting or disposition of any outstanding EFI Common Shares.

(c)

Authority. EFI has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by EFI as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement and the EFI Disclosure Memorandum by EFI and the completion by EFI of the Arrangement have been authorized by the directors of EFI and, other than the EFI Shareholder Approval, no other corporate proceedings on the part of EFI are necessary to authorize this Agreement or to complete the Arrangement.

(d)

EFI Material Subsidiaries. EFI directly owns all of the issued and outstanding shares of each of Energy Fuels Resources Corporation, Magnum Uranium Corp., and Titan Uranium Inc. Magnum Uranium Corp. owns all of the issued and outstanding shares of Magnum Minerals USA Corp. Titan Uranium Inc. owns all of the issued and outstanding shares of Uranium Power Corp., which owns all of the issued and outstanding shares of Energy Fuels Wyoming Inc., in each case, which shares constitute all issued and outstanding shares of such respective EFI Material Subsidiary. Except as disclosed in the EFI Disclosure Memorandum, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating any of the EFI Material Subsidiaries to issue or sell any shares or any securities or obligations of any kind convertible into or exchangeable for any shares. All outstanding shares of the EFI Material Subsidiaries have been authorized and are validly issued and outstanding as fully paid and non-assessable shares.

(e)

Subsidiaries. Except for the EFI Material Subsidiaries or as disclosed in the EFI Disclosure Memorandum, EFI does not own a direct or indirect voting or equity interest of greater than 10% in any corporation, partnership, joint venture or other entity.

(f)

Enforceability. This Agreement and the EFI Disclosure Memorandum have been duly executed and delivered by EFI. This Agreement constitutes a legal, valid and binding obligations of EFI, enforceable against EFI in accordance with its terms, subject to bankruptcy, insolvency, and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(g)

Absence of Conflict. Except as disclosed in the EFI Disclosure Memorandum, the execution and delivery by EFI of this Agreement and the EFI Disclosure Memorandum and the performance by EFI of its obligations hereunder and the completion of the Arrangement do not and will not:

(i)

require any notice or consent or other material action by any person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, amendment, renegotiation, acceleration or other change of any right or obligation or the loss of any benefit to which EFI or any EFI Material Subsidiary is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any contract, agreement, license, permit, certificate, authorization, consent, registration, order, filing, approval, instrument, franchise, lease, arrangement, commitment, understanding or other right, obligation (written or oral), instrument or approval to which EFI or any EFI Material Subsidiary is a party or by which EFI or any EFI Material Subsidiary is bound or affected or to which any of their properties or other assets is subject;

(ii)	result in the breach, contravention or violation of any of the provisions of, or constitute a default under, or conflict with any of its obligations under:

A.	any provision of the articles or by-laws (or their equivalent) or resolutions of the board of directors (or any committee thereof) or shareholders EFI or any EFI Material Subsidiary;

B.	any judgment, decree, order or award of any Governmental Authority having jurisdiction over EFI or any EFI Material Subsidiary; or

C.	any Laws; or

(iii)	result in the creation or imposition of any Encumbrance over any of the assets of EFI or any EFI Material Subsidiary;

other than any such notices, consents, defaults, terminations, accelerations, rights, violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on EFI.

(h)

Government Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by EFI (A) in connection with the execution and delivery of this Agreement or the consummation by EFI of the Arrangement, or (B) in order that the authority of EFI and the EFI Material Subsidiaries to carry on their respective businesses in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the Arrangement, other than: (i) filings with and approvals required by Securities Authorities and stock exchanges; (ii) any other consents, waivers, permits, orders or approvals referred to in the EFI Disclosure Memorandum; and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on EFI.

(i)

Directors’ Approvals. The board of directors of EFI has received a verbal opinion from Dundee Securities Ltd., the financial advisor to EFI, that the EFI Payment Shares issuable pursuant to the Arrangement is fair, from a financial point of view, to EFI and the directors of EFI have unanimously:

(i)	determined that the Arrangement is in the best interests of EFI;

(ii)	resolved to waive the application of EFI’s shareholder rights plan to the Arrangement, subject to obtaining the prior consent of the EFI Shareholders at the EFI Meeting to such waiver;

(iii)	resolved to recommend that the EFI Shareholders vote in favour of the EFI Resolution; and

(iv)	authorized entering into, executing and delivering this Agreement, and performing the obligations set out herein and to proceed with the Arrangement.

(j)

No Defaults. Except as disclosed in the EFI Disclosure Memorandum, neither EFI nor any EFI Material Subsidiary is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by any such Person under any contract, agreement, permit or licence that is material to the conduct of the business of EFI to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on EFI.

(k)	Absence of Changes. Since September 30, 2010, except as set out in the EFI Disclosure Memorandum, the EFI Public Disclosure Documents or expressly contemplated by this Agreement:

(i)	EFI has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	EFI has not incurred or suffered a Material Adverse Effect;

(iii)	EFI has not effected any amendment to, or proposed to amend, its articles or bylaws;

(iv)

there has not been any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to EFI;

(v)

there has not been any sale, lease, transfer, mortgage, hypothecation or other disposition of any of its assets or properties, real, personal or mixed, immovable or movable (including securities), that are material, individually or in the aggregate, to EFI;

(vi)

other than in the ordinary course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by EFI of any debt for borrowed money, any creation or assumption by EFI of any Encumbrance, any making by EFI of any loan, advance or capital contribution to or investment in any other person (other than loans and advances in an aggregate amount that do not exceed US$100,000 outstanding at any time) or any entering into, amendment of, relinquishment, termination or non-renewal by EFI of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on EFI;

(vii)

other than in the ordinary course of business consistent with past practice, there has not been, nor has EFI agreed to, any material increase in or modification of the compensation payable to or to become payable by EFI to any of its respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of options) made to, for or with any of such directors or officers;

(viii)

EFI has not effected or passed any resolution or agreed to any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of the outstanding EFI Common Shares, declaration or payment of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

(ix)	other than the adoption of IFRS, EFI has not effected any material change in its accounting methods, principles or practices; and

(x)	EFI has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(l)

Contracts and Commitments. The EFI Disclosure Memorandum provides a list of all agreements to which EFI or any EFI Material Subsidiary is a party or by which such person is bound which is material to EFI, taken as a whole (the “EFI Material Agreements”). Except as disclosed in this Agreement or in the EFI Disclosure Memorandum, all EFI Material Agreements: (i) are valid, binding, in full force and effect in all material respects and enforceable by EFI or the applicable EFI Material Subsidiary in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement. Except as disclosed in the EFI Disclosure Memorandum, no agreement to which EFI or any EFI Material Subsidiary is a party commits EFI or any EFI Material Subsidiary to a capital expenditure in excess of US$100,000.

(m)	Employment Agreements. Other than as disclosed in the EFI Public Disclosure Documents or the EFI Disclosure Memorandum:

(i)

Neither EFI nor any EFI Material Subsidiary is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of EFI that cannot be terminated without payment of a maximum of three (3) times such individual’s monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than three (3) times an individual’s monthly salary;

(ii)	Neither EFI nor any EFI Material Subsidiary has any employee or consultant whose employment or contract cannot be terminated without payment upon a maximum of three (3) months’ notice;

(iii)

Neither EFI nor any EFI Material Subsidiary is: (a) a party to any collective bargaining agreement, (b) to the knowledge of EFI, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) subject to any current or, to the knowledge of EFI, pending or threatened strike or lockout;

(iv)

there are no change of control payments, severance payments or termination payments that EFI or any EFI Material Subsidiary is obligated to pay as a result of completion of the Arrangement, including without limitation, to any consultants, directors, officers, employees or agents;

(v)

Neither EFI nor any EFI Material Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of EFI, pending or threatened, or any litigation, actual or, to the knowledge of EFI, pending or threatened, relating to employment or termination of employment of employees or independent contractors; and

(vi)

EFI and each EFI Material Subsidiary has operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, or, to the knowledge of EFI, pending or threatened, material proceedings before any board or tribunal with respect to any of the above areas.

(n)	Financial Matters.

(i)

The audited consolidated financial statements of EFI for the financial year ended September 30, 2011 were prepared in accordance with Canadian GAAP, consistently applied, and the unaudited condensed consolidated interim statements of EFI for the six months ended March 31, 2012 were prepared in accordance with IFRS, consistently applied. The EFI Financial Statements fairly present in all material respects the financial condition of EFI at the respective dates indicated and the results of operations of EFI for the periods covered on a consolidated basis. Except as disclosed in the EFI Financial Statements, EFI has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, which would reasonably be expected to have a Material Adverse Effect on EFI.

(ii)

The audited consolidated financial statements of Titan for the financial year ended August 31, 2011 and the unaudited consolidated interim statements of Titan for the three months ended November 30, 2011 (collectively, the “Titan Financial Statements”), in each case as contained in the business acquisition report of EFI dated May 10, 2012, were prepared in accordance with IFRS, consistently applied. The Titan Financial Statements fairly present in all material respects the financial condition of Titan at the respective dates indicated and the results of operations of Titan for the periods covered on a consolidated basis. Except as disclosed in the Titan Financial Statements, Titan has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, would reasonably be expected to have a Material Adverse Effect on EFI.

(o)

Books and Records. The corporate records and minute books of EFI and each EFI Material Subsidiary have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of EFI and each EFI Material Subsidiary in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of EFI and each EFI Material Subsidiary; and (iii) accurately and fairly reflect the basis for the EFI Financial Statements.

(p)

Litigation. Except as disclosed in the EFI Disclosure Memorandum and except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(v) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of EFI, threatened against or relating to EFI or any EFI Material Subsidiary or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on EFI. None of EFI, any EFI Material Subsidiary, nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of EFI and any EFI Material Subsidiary to conduct their respective businesses in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement, except to the extent any such matter would not have a Material Adverse Effect on EFI.

(q)

Bankruptcy. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of EFI, threatened against or relating to EFI before any Governmental Entity.

(r)

Title to Properties and Condition of Assets. The EFI Disclosure Memorandum provides a list of all of the mineral properties that are material to EFI, taken as a whole (the “EFI Material Properties”). Except as disclosed in either the EFI Disclosure Memorandum or the EFI Public Disclosure Documents, applying customary standards in the mining industry, EFI has sufficient title to or valid leasehold interests in the EFI Material Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on EFI. Each lease and agreement granting rights to the EFI Material Properties is in full force and effect and constitutes a legal, valid and binding agreement of EFI or an EFI Material Subsidiary thereof and EFI and/or the EFI Material Subsidiary, as the case may be, is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI. Furthermore, all real and tangible personal property of EFI and the EFI Material Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on EFI.

(s)

Mineral Reserves and Resources. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of EFI disclosed in the EFI Public Disclosure Documents or the EFI Disclosure Memorandum have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material change (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of EFI, taken as a whole, from the amounts disclosed in the EFI Public Disclosure Documents.

(t)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on EFI:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of EFI and the EFI Material Subsidiaries have been properly and timely paid or accrued;

(ii)

all mines, mining-related activities and mineral processing activities where EFI or any EFI Material Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws;

(iii)

all mines located in or on the lands of EFI or any EFI Material Subsidiary or lands pooled or unitized therewith, which have been abandoned by EFI or any EFI Material Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

(iv)	all future abandonment, remediation and reclamation obligations have been accurately disclosed publicly by EFI without omission of information that would result in a misrepresentation.

(u)

Insurance. EFI maintains policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of similar size and operations in the mining and mineral processing industries. The policies and the coverage provided thereunder are in full force and effect and EFI is in good standing under each policy. EFI has not received notice of, nor has any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, liability, obligation, action, debt, proceeding or litigation against EFI or any EFI Material Subsidiary which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on EFI.

(v)	Environmental. Except as disclosed in the EFI Public Disclosure Documents or in the EFI Disclosure Memorandum:

(i)

EFI and each EFI Material Subsidiary has been and is operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI;

(ii)

all material Environmental Approvals which are necessary under any applicable Environmental Law for the ownership and operation by EFI and each EFI Material Subsidiary of the real property, assets, mines and other facilities owned or used by EFI and each EFI Material Subsidiary and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Approvals or appeal, or to the knowledge of EFI, any pending or threatened legal or administrative proceedings, will not be subject to requirements under Environmental Laws for amendment, replacement, or further Environmental Approvals, based on the execution of this Agreement or the consummation of the Arrangement, and to the knowledge of EFI, no proposals have been made to amend, revoke or replace such material Environmental Approvals;

(iii)

EFI’s and the EFI Material Subsidiaries’ properties have not been used by EFI or any EFI Material Subsidiary, or to the knowledge of EFI, any other person previously or currently in control of EFI’s and the EFI Material Subsidiaries’ properties, to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on EFI. None of EFI, any EFI Material Subsidiary, nor, to the knowledge of EFI, any other person in control of any of EFI’s and the EFI Material Subsidiaries’ properties, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any of EFI’s and the EFI Material Subsidiaries’ properties, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on EFI. To the knowledge of EFI, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of EFI’s and the EFI Material Subsidiaries’ properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI. To the knowledge of EFI, there are no Hazardous Substances at, in, on, under or migrating from any of EFI’s and the EFI Material Subsidiaries’ properties, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on EFI;

(iv)

None of EFI, any EFI Material Subsidiary nor any other person for whose actions EFI or any EFI Material Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites, or sites requiring Remedial Action issued by any Governmental Entity, or to EFI’s knowledge, any similar federal or state lists; (ii) to the knowledge of EFI, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against EFI or any EFI Material Subsidiary, except to the extent that any enforcement action would not reasonably be expected to have a Material Adverse Effect on EFI. To the knowledge of EFI, no site or facility now or previously owned, operated or leased by EFI or any EFI Material Subsidiary is listed or, to the knowledge of EFI, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or similar federal or state lists, or is the subject of Remedial Action;

(v)

except to the extent that would not reasonably be expected to have a Material Adverse Effect on EFI, none of EFI, any EFI Material Subsidiary nor any other person for whose actions EFI or any EFI Material Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of EFI’s and EFI Material Subsidiaries’ properties in such a manner as: (i) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not to the knowledge of EFI have a Material Adverse Effect on EFI; or (ii) would reasonably be expected to result in imposition of an Encumbrance or the expropriation on any of the properties or the assets of EFI or any EFI Material Subsidiary; and

(vi)

except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to EFI, EFI has not received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action, enforcement, order, or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(w)

Tax Matters. Except as disclosed in the EFI Public Disclosure Documents or the EFI Disclosure Memorandum or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on EFI:

(i)

Each of EFI and each EFI Material Subsidiary has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

Each of EFI and each EFI Material Subsidiary has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes, payroll deductions and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the EFI Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under Canadian GAAP or IFRS, as applicable, to cover Taxes accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of EFI, threatened against EFI or any EFI Material Subsidiary that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to EFI or any EFI Material Subsidiary.

(x)

Pension and Employee Benefits. Where applicable, EFI and each EFI Material Subsidiary has complied with all of the terms of the pension and other employee compensation and benefit obligations of EFI and each such Subsidiary, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon EFI and each EFI Material Subsidiary other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on EFI.

(y)	Reporting Status. EFI is a reporting issuer or its equivalent in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The EFI Common Shares are listed on the TSX.

(z)

Reports. Since September 30, 2010, EFI has timely filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “EFI Public Disclosure Documents”). The EFI Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied with the requirements of applicable securities Laws, including the rules, policies and instruments of all Securities Authorities having jurisdiction over EFI, except where such non- compliance has not and would not reasonably be expected to have a Material Adverse Effect on EFI. EFI has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(aa)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(v) above), EFI and each EFI Material Subsidiary has complied with and is not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on EFI.

(bb)

Restrictions on Business Activities. Except as disclosed in the EFI Disclosure Memorandum, there is no agreement, judgment, injunction, order or decree binding upon EFI or any EFI Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of EFI or any EFI Material Subsidiary, any acquisition of material property by EFI or any EFI Material Subsidiary or the conduct of business by EFI and the EFI Material Subsidiaries as currently conducted.

(cc)

No Cease Trade. EFI is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of EFI, no investigation or other proceedings involving EFI that may operate to prevent or restrict trading of any securities of EFI are currently in progress or pending before any applicable stock exchange or Securities Authority.

(dd)

No Option on Assets. Except as disclosed in the EFI Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from EFI or any EFI Material Subsidiary any of the material assets of EFI, other than as described or contemplated herein.

(ee)

Certain Contracts. Except as disclosed in the EFI Disclosure Memorandum, none of EFI or any EFI Material Subsidiary is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of EFI and the EFI Material Subsidiaries is conducted; (ii) limit any business practice of EFI or any EFI Material Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any property by EFI or any EFI Material Subsidiary in any material respect.

(ff)

No Indebtedness. None of EFI nor any EFI Material Subsidiary owes any money to, has any present loans to, has borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with EFI and the EFI Material Subsidiaries, except as set forth in the EFI Financial Statements.

(gg)

No Agreement to Merge. Except for the Letter Agreement and this Agreement, none of EFI nor any EFI Material Subsidiary has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(hh)

Disclosure Controls and Procedures. EFI has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by EFI under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by EFI in EFI’s reports and other filings under applicable laws (including applicable securities Laws) is accumulated and communicated to EFI’s management, including its chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(ii)

Accounting Controls. EFI maintains internal control over financial reporting. EFI believes such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of EFI; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS that the receipts and expenditures of EFI is being made only in accordance with authorizations of management and directors of EFI; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of EFI’s assets that could have a material effect on its financial statements. There are no significant deficiencies in the design or operation of, or material weaknesses in, EFI’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, and there is no known fraud that involves management or other employees who have a significant role in EFI’s internal control over financial reporting. Since September 30, 2010, EFI has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of EFI regarding questionable accounting or auditing matters.

(jj)

Disclosure of Material Contracts. Since September 30, 2010, all contracts and agreements required to be filed by EFI on SEDAR pursuant to applicable securities Laws have been filed on SEDAR by EFI and, except as set out in the EFI Disclosure Memorandum, or as contemplated herein, none of EFI nor any EFI Material Subsidiary has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by EFI or any EFI Material Subsidiary, whether by asset sale, transfer of shares or otherwise.

(kk)	Foreign Private Issuer. EFI is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(ll)	Investment Company Status. EFI is not registered, and is not required to be registered, as an “investment company” under the 1940 Act.

(mm)

Property and Related Payments. Except as disclosed in the EFI Disclosure Memorandum, none of EFI or any of the EFI Material Subsidiaries is required, pursuant to any agreement to which it is a party, to make any payment to earn or acquire an interest in any EFI Material Property or on account of any royalty in respect of any EFI Material Property, other than payments to Governmental Entities in the ordinary course of business.

(nn)

Vote Required. EFI Shareholder Approval requires the approval as required by the TSX pursuant to section 611 of the TSX Company Manual, and is necessary to approve the Arrangement. The amendment to the articles of incorporation of EFI relating to the EFI Share Consolidation requires the approval of a special resolution of the EFI Shareholders. Other than the approvals set forth in this Section 3.1(nn), no other approvals or authorizations of the EFI Shareholders are required to give effect to the Arrangement and the transactions contemplated by this Agreement.

(oo)

No Broker’s Commission. Except as disclosed in the EFI Disclosure Memorandum, EFI has not entered into any agreement that would entitle any person to any valid claim against EFI for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement.

(pp)

1934 Act Matters. No securities of EFI or any EFI Material Subsidiary are registered or required to be registered under Section 12 of the 1934 Act, and neither EFI nor any EFI Material Subsidiary is required to file reports under Section 13 or Section 15(d) of the 1934 Act.

3.2	Representations and Warranties of Denison

Denison hereby represents and warrants to EFI as follows and hereby acknowledges that EFI is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement as follows:

(a)

Organization. Each of Denison and each Denison Material Entity has been duly incorporated and is validly subsisting under its jurisdiction of incorporation, and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each Denison Material Entity is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction, as applicable, where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on the Denison US Group.

(b)

White Canyon Capitalization. White Canyon is authorized to issue an unlimited number of ordinary shares. As of the date hereof, there are 230,679,770 White Canyon Shares issued and outstanding, and such shares are the only issued and outstanding shares of White Canyon. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating White Canyon to issue or sell any shares of White Canyon or any securities or obligations of any kind convertible into or exchangeable for any shares of White Canyon. All outstanding White Canyon Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(c)

DMHC Capitalization. DMHC is authorized to issue 100 DMHC Common Shares and 5,000 DMHC Preferred Shares. As of the date hereof, there are 15.7 DMHC Common Shares and 2,000 DMHC Preferred Shares issued and outstanding, and such shares are the only issued and outstanding shares of DMHC. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre- emptive, contingent or otherwise) obligating DMHC to issue or sell any shares of DMHC or any securities or obligations of any kind convertible into or exchangeable for any shares of DMHC, other than pursuant to this Agreement. All outstanding DMHC Shares have been authorized and are validly issued and outstanding as fully paid and non- assessable shares, free of pre-emptive rights,

(d)

White Canyon Shares and DMHC Shares. Denison is the registered and beneficial owner of all of the issued and outstanding White Canyon Shares, with good and marketable title thereto, free and clear of all Encumbrances other than under the Denison Secured Credit Facility and as set out in the Denison Disclosure Memorandum, and has the exclusive right to dispose of the White Canyon Shares as provided in this Agreement. Denison and White Canyon are the registered and beneficial owners of all of the issued and outstanding DMHC Shares, with good and marketable title thereto, free and clear of all Encumbrances other than under the Denison Secured Credit Facility, and have the exclusive right to dispose of the White Canyon Shares as provided in this Agreement. Other than pursuant to the Denison Secured Credit Facility, none of the DMHC Shares or the White Canyon Shares is subject to (i) any contract or agreement or restriction which in any way limits or restricts the transfer to EFI of the DMHC Shares and the White Canyon Shares or (ii) any voting trust, pooling agreement, shareholder agreement, voting agreement or other contract, arrangement or understanding with respect to the voting of the DMHC Shares or the White Canyon Shares. On completion of the Transaction, Denison will have no ownership interest in DMHC and White Canyon, whether direct or indirect, actual or contingent, and EFI shall have good title to the DMHC Common Shares the White Canyon Shares, free and clear of all Encumbrances created by Denison or its Affiliates. DMHC and White Canyon own all of the assets, undertakings and operations of the US Mining Division.

(e)

White Canyon. White Canyon holds no material assets other than 4.7 DMHC Common Shares, and has no material liabilities or obligations, whether accrued, absolute, contingent or otherwise, other than a portion of the Acquired Debt owing to Denison, as set forth in the Denison Disclosure Memorandum to be assigned by Denison to EFI as part of the Purchase and Sale Transaction.

(f)

Subsidiaries. DMHC directly owns all of the issued and outstanding shares of each member of the Denison US Group, in each case which shares constitute all issued and outstanding shares of such respective member of the Denison US Group. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating any member of the Denison US Group to issue or sell any shares or any securities or obligations of any kind convertible into or exchangeable for any shares. All outstanding shares of each member of the Denison US Group have been authorized and are validly issued and outstanding as fully paid and non-assessable shares.

(g)

Denison Material Entities. The Denison Material Entities are the only members of the Denison US Group that (i) are material to the Denison US Group taken as a whole and (ii) hold assets or properties which are material to the Denison US Group taken as a whole. Except for the Denison Material Entities, none of Denison, DMHC or White Canyon owns a direct or indirect voting or equity interest of greater than 10% in any corporation, partnership, joint venture or other entity which forms part of the US Mining Division, other than Denison Mines Recovery Corp., Denison Recovery LLC, Urizon Recovery Systems LLC, Denison Properties LLC, IUC Reno Creek LLC, and Denison Environmental Services LLC.

(h)

Acquired Debt. The Acquired Debt is as described in Schedule A to the Denison Disclosure Memorandum, and is collectible at full face value without set-off or counterclaim, and is free and clear of all Encumbrances.

(i)

Authority. Denison has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Denison as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement and the Denison Disclosure Memorandum by Denison and the completion by Denison of the Arrangement have been authorized by the directors of Denison and, other than the Denison Shareholder Approval required in connection with the completion of the Arrangement, no other corporate proceedings on the part of Denison are necessary to authorize this Agreement or to complete the Arrangement.

(j)

Enforceability. This Agreement and the Denison Disclosure Memorandum have been duly executed and delivered by Denison, This Agreement constitutes a legal, valid and binding obligation of Denison, enforceable against Denison in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(k)

Absence of Conflicts. Except as disclosed in the Denison Disclosure Memorandum, the execution and delivery by Denison of this Agreement and the Denison Disclosure Memorandum and the performance by Denison of its obligations hereunder and the completion of the Arrangement do not and will not:

(i)

require any notice or consent or other material action by any person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, amendment, renegotiation, acceleration or other change of any right or obligation or the loss of any benefit to which any Denison Material Entity is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any contract, agreement, license, permit, certificate, authorization, consent, registration, order, filing, approval, instrument, franchise, lease, arrangement, commitment, understanding or other right, obligation (written or oral), instrument or approval to which any Denison Material Entity is a party or by which any Denison Material Entity is bound or affected or to which any of its properties or other assets is subject;

(ii)	result in the breach, contravention or violation of any of the provisions of, or constitute a default under, or conflict with any of its obligations under:

A.	any provision of the articles or by-laws (or their equivalent) or resolutions of its board of directors (or any committee thereof) or shareholders of any of Denison or any Denison Material Entity;

B.	any judgment, decree, order or award of any Governmental Authority having jurisdiction over Denison or any Denison Material Entity; or

C.	any Laws; or

(iii)	result in the creation or imposition of any Encumbrance over any of the DMHC Shares, the White Canyon Shares, or the assets of the Denison US Group,

other than any such notices, consents, defaults, terminations, accelerations, rights, violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Denison US Group.

(l)

Government Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Denison or any Denison Material Entity (A) in connection with the execution and delivery of this Agreement or the consummation by Denison of the Arrangement, or (B) in order that the authority of the Denison US Group to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the Arrangement, other than: (i) filings with and approvals required by Securities Authorities and stock exchanges; (ii) any other consents, waivers, permits, orders or approvals referred to in the Denison Disclosure Memorandum; and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on the Denison US Group.

(m)

Directors’ Approvals. The board of directors of Denison has received a verbal opinion from Haywood Securities Inc., the financial advisor to Denison, that the consideration to be received by Denison Shareholders in connection with the Arrangement is fair, from a financial point of view, to the Denison Shareholders, and the directors of Denison have unanimously:

(i)	determined that the Arrangement is fair to the Denison Shareholders and is in the best interests of Denison;

(ii)	resolved to recommend that the Denison Shareholders vote in favour of the Denison Resolution; and

(iii)	authorized entering into, executing and delivering this Agreement, and performing the obligations set out herein and to proceed with the Arrangement.

(n)

No Defaults. Except as disclosed in the Denison Disclosure Memorandum, neither Denison nor any Denison Material Entity is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Denison or any Denison Material Entity under any contract, agreement, permit or licence that is material to the conduct of the business of the US Mining Division to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on the Denison US Group.

(o)	Absence of Changes. Since December 31, 2010, except as disclosed in the Denison Disclosure Memorandum or expressly contemplated by this Agreement:

(i)	Denison and each Denison Material Entity have conducted their business only in the ordinary course of business consistent with past practice;

(ii)	Neither Denison nor any Denison Material Entity has incurred or suffered a Material Adverse Effect;

(iii)	Neither Denison nor any Denison Material Entity has effected any amendment to, or proposed to amend, its articles or bylaws;

(iv)

there has not been any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to the Denison US Group;

(v)

there has not been any sale, lease, transfer, mortgage, hypothecation or other disposition of any of the assets or properties, real, personal or mixed, immovable or movable (including securities) of any Denison Material Entity, that are material, individually or in the aggregate, to the Denison US Group;

(vi)

other than in the ordinary course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Denison or any Denison Material Entity of any debt for borrowed money, any creation or assumption by Denison or a Denison Material Entity of any Encumbrance, any making by Denison or a Denison Material Entity of any loan, advance or capital contribution to or investment in any other person (other than loans and advances in an aggregate amount that does not exceed US$250,000 outstanding at any time) or any entering into, amendment of, relinquishment, termination or non-renewal by Denison or a Denison Material Entity of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on the Denison US Group;

(vii)

other than in the ordinary course of business consistent with past practice, there has not been, nor has Denison nor any Denison Material Entity agreed to, any material increase in or modification of the compensation payable to or to become payable by Denison or any Denison Material Entity to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of options) made to, for or with any of such directors or officers;

(viii)

Denison has not effected or passed any resolution or agreed to any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of the outstanding Denison Common Shares, declaration or payment of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

(ix)	other than the adoption of IFRS, Denison has not effected any material change in its accounting methods, principles or practices; and

(x)

neither Denison nor any Denison Material Entity has adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(p)

Contracts and Commitments. The Denison Disclosure Memorandum provides a list of all agreements to which Denison or a Denison Material Entity is a party or by which it is bound which are material to the Denison US Group, taken as a whole (the “Denison Material Agreements”). Except as disclosed in this Agreement or in the Denison Disclosure Memorandum, all Denison Material Agreements: (i) are valid, binding, in full force and effect in all material respects and enforceable by Denison or such Denison Material Entity in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement. Except as disclosed in the Denison Disclosure Memorandum, no agreement to which Denison or any Denison Material Entity is a party commits Denison or any Denison Material Entity to a capital expenditure in excess of US$250,000.

(q)	Employment Agreements. Other than as disclosed in the Denison Public Disclosure Documents or the Denison Disclosure Memorandum:

(i)

Neither Denison nor any Denison Material Entity is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of any Denison Material Entity that cannot be terminated without payment of a maximum of three (3) times such individual’s monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than three (3) times an individual’s monthly salary;

(ii)

no Denison Material Entity has any employee or consultant whose employment or contract with such member of the Denison US Group cannot be terminated without payment upon a maximum of three (3) months’ notice;

(iii)

no Denison Material Entity is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of Denison, pending or threatened, or any litigation, actual or, to the knowledge of Denison, pending or threatened, relating to employment or termination of employment of employees or independent contractors;

(iv)

each Denison Material Entity has operated in all material respects in accordance with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, or, to the knowledge of Denison, pending or threatened, material proceedings before any board or tribunal with respect to any of the above areas;

(v)

there are no change of control payments, severance payments or termination payments that any Denison Material Entity is obligated to pay, including without limitation, to any consultants, directors, officers, employees or agents; and

(vi)

no Denison Material Entity: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Denison, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement; or (c) is subject to any current, or to the knowledge of Denison, pending or threatened, strike or lockout.

(r)	Financial Matters.

(i)

The audited consolidated financial statements of DMHC as at and for the financial years ended December 31, 2011 and 2010 and the unaudited condensed interim consolidated financial statements of DMHC as at and for the three months ended March 31, 2012 (collectively, the “DMHC Financial Statements”) were prepared in accordance with IFRS, consistently applied, and will fairly present in all material respects the financial condition of DMHC at the respective dates indicated and the results of operations of DMHC for the periods covered on a consolidated basis. Except as disclosed in the DMHC Financial Statements, DMHC has no liabilities and obligations (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, which would reasonably be expected to have a Material Adverse Effect on DMHC.

(ii)

The audited financial statements of White Canyon for the financial years ended June 30, 2010 and June 30, 2011 (collectively, the “White Canyon Financial Statements”) were prepared in accordance with IFRS and audited in accordance with Australian Auditing Standards, consistently applied, and the White Canyon Financial Statements fairly present in all material respects the financial condition of White Canyon at the respective dates indicated and the results of operations of White Canyon for the periods covered on a consolidated basis. Except as disclosed in the White Canyon Financial Statements, White Canyon has no liabilities and obligations (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, which would reasonably be expected to have a Material Adverse Effect on White Canyon.

(s)

Reclamation Account. As of March 31, 2012, DMHC held no less than US$24,668,000 in restricted cash and investments deposited to collateralize reclamation obligations (the “Reclamation Account”), as more particularly described in the Denison Disclosure Memorandum.

(t)

Books and Records. The corporate records and minute books of Denison and each Denison Material Entity have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Denison and each Denison Material Entity in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Denison, and each Denison Material Entity, respectively; and (iii) accurately and fairly reflect the basis for the DMHC Financial Statements and the White Canyon Financial Statements, as the case may be.

(u)

Litigation. Except as disclosed in the Denison Disclosure Memorandum and except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.2(aa) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Denison, threatened against or relating to Denison or any Denison Material Entity or affecting any of the properties or assets of the US Mining Division before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on the Denison US Group. Neither Denison nor any Denison Material Entity or any of the properties or assets comprising the US Mining Division is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Denison or any Denison Material Entity to conduct the business of the US Mining Division in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement, except to the extent any such matter would not have a Material Adverse Effect on the Denison US Group.

(v)

Bankruptcy. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Denison, threatened against or relating to Denison or any Denison Material Entity before any Governmental Entity.

(w)

Title to Properties and Condition of Assets. The Denison Disclosure Memorandum provides a list of all of the mineral properties that are material to the Denison US Group, taken as a whole (the “Denison Material Properties”). Except as disclosed in either the Denison Disclosure Memorandum or the Denison Public Disclosure Documents, applying customary standards in the mining industry, the Denison Material Entities have sufficient title to or valid leasehold interests in the properties comprising the US Mining Division to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Denison US Group. Each lease and agreement granting rights to the properties comprising the US Mining Division is in full force and effect and constitutes a legal, valid and binding agreement of a Denison Material Entity and such Denison Material Entity is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. Furthermore, all real and tangible personal property of the Denison US Group is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on the Denison US Group.

(x)

Mineral Reserves and Resources. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of the Denison US Group disclosed in the Denison Public Disclosure Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material change (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of the Denison US Group, taken as a whole, from the amounts disclosed in the Denison Public Disclosure Documents.

(y)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on the Denison US Group:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of the Denison US Group have been properly and timely paid or accrued;

(ii)

all mines, mining-related activities and mineral processing activities where a Denison Material Entity is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws;

(iii)

all mines located in or on the lands of any Denison Material Entity or lands pooled or unitized therewith, which have been abandoned by any Denison Material Entity have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

(iv)

all future abandonment, remediation and reclamation obligations of the Denison US Group have been accurately disclosed publicly by Denison without omission of information that would result in a misrepresentation.

(z)

Insurance. Denison maintains policies of insurance relating to the US Mining Division with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of similar size and operations in the mining and mineral processing industries. The policies and the coverage provided thereunder are in full force and effect and Denison is in good standing under each policy. Denison has not received notice of, nor has any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, liability, obligation, action, debt, proceeding or litigation against any Denison Material Entity which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on the Denison US Group.

(aa)	Environmental. Except as disclosed in the Denison Disclosure Memorandum or the Denison Public Disclosure Documents:

(i)

each Denison Material Entity has been and is operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Denison US Group;

(ii)

all material Environmental Approvals which are necessary under any applicable Environmental Law for the ownership and operation by any Denison Material Entity of the real property, assets, mines and other facilities owned or used by any Denison Material Entity and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Approvals or appeal, or to the knowledge of Denison, any pending or threatened legal or administrative proceedings, will not be subject to requirements under Environmental Laws for amendment, replacement or further Environmental Approvals, based on the execution of this Agreement or the consummation of the Arrangement, and to the knowledge of Denison, no proposals have been made to amend, revoke or replace such material Environmental Approvals;

(iii)

the properties comprising the US Mining Division have not been used by any Denison Material Entity, or to the knowledge of Denison, any other person previously or currently in control of the properties comprising the US Mining Division, to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. No Denison Material Entity, nor, to the knowledge of Denison, any other person in control of any of the properties comprising the US Mining Division, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any of the properties comprising the US Mining Division, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. To the knowledge of Denison, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the properties comprising the US Mining Division have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. To the knowledge of Denison, there are no Hazardous Substances at, in, on, under or migrating from any of the properties comprising the US Mining Division, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on the Denison US Group;

(iv)

no Denison Material Entity nor any other person for whose actions Denison may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites, or sites requiring Remedial Action issued by any Governmental Entity, or to Denison’s knowledge, any similar federal or state lists; (ii) to the knowledge of Denison, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against any Denison Material Entity, except to the extent that any enforcement action would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. To the knowledge of Denison, no site or facility now or previously owned, operated or leased by any Denison Material Entity is listed or, to the knowledge of Denison, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or similar federal or state lists, or is the subject of Remedial Action;

(v)

except to the extent that would not reasonably be expected to have a Material Adverse Effect on the Denison US Group, no Denison Material Entity nor any other person for whose actions any Denison Material Entity may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of Denison’s of the Denison US Group’s properties in such a manner as: (i) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not to the knowledge of Denison have a Material Adverse Effect on the Denison US Group; or (ii) would reasonably be expected to result in imposition of an Encumbrance or the expropriation on any of the properties or the assets of any Denison Material Entity; and

(vi)

except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to the Denison US Group, neither Denison nor any Denison Material Entity has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action, enforcement, order or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(bb)

Tax Matters. Except as disclosed in the Denison Public Disclosure Documents or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Denison US Group:

(i)

Denison and each member of the Denison US Group has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon, in Denison’s case as such matters relate to the Denison US Group only;

(ii)

Denison and each member of the Denison US Group has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes, payroll deductions and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it, in Denison’s case as such matters relate to the Denison US Group only;

(iii)

the charges, accruals and reserves for Taxes reflected on the DMHC Financial Statements and the White Canyon Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under IFRS to cover Taxes with respect to DMHC, White Canyon and any member of the Denison US Group accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Denison, threatened against any member of the Denison US Group that propose to assess Taxes in addition to those reported in the respective Tax Returns;

(v)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Denison, threatened against Denison that propose to assess Taxes on the Denison US Group in addition to those reported in the Tax Returns or that would otherwise impose tax obligations on the Denison US Group;

(vi)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to any member of the Denison US Group;

(vii)	Denison will not owe any United States federal income tax as a result of Purchase and Sale Transaction; and

(viii)	Neither Denison nor any member of the Denison US Group has an unsatisfied withholding liability as that term is used in United States Treasury Regulation section 1.1445-3(c)(3).

(cc)

Pension and Employee Benefits. Where applicable, Denison and each Denison Material Entity has complied with all of the terms of the pension and other employee compensation and benefit obligations of Denison and such Denison Material Entity, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Denison or such Denison Material Entity other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on the Denison US Group.

(dd)	Reporting Status. Denison is a reporting issuer or its equivalent in each of the Provinces of Canada. The Denison Common Shares are listed on the TSX and the NYSE MKT.

(ee)

Reports. Since December 31, 2010, Denison has timely filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Denison Public Disclosure Documents”). The Denison Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied with the requirements of applicable securities Laws, including the rules, policies and instruments of all Securities Authorities having jurisdiction over Denison, except where such non- compliance has not and would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. Denison has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(ff)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.2(aa) above), each Denison Material Entity has complied with and is not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on the Denison US Group.

(gg)

Restrictions on Business Activities. Except as disclosed in the Denison Disclosure Memorandum, there is no agreement, judgment, injunction, order or decree binding upon Denison or any Denison Material Entity that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of any member of the Denison US Group or any acquisition of material property by any member of the Denison US Group or the conduct of business by the Denison US Group as currently conducted.

(hh)

No Cease Trade. Denison is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Denison, no investigation or other proceedings involving Denison that may operate to prevent or restrict trading of any securities of Denison are currently in progress or pending before any applicable stock exchange or Securities Authority.

(ii)

No Option on Assets. Other than KEPCO or its Affiliates pursuant to the KEPCO Strategic Relationship Agreement, or as otherwise described or contemplated herein, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Denison or any member of the Denison US Group of any of the securities of any member of the Denison US Group or any of the material assets of the US Mining Division.

(jj)

Certain Contracts. Except as disclosed in the Denison Disclosure Memorandum, neither Denison nor any member of the Denison US Group is a party to or bound by any non- competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of the US Mining Division; (ii) limit any business practice of any member of the Denison US Group in any material respect; or (iii) restrict any acquisition or disposition of any property by any member of the Denison US Group in any material respect.

(kk)

No Indebtedness. No member of the Denison US Group owes any money to, has any present loans to, has borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with Denison and the Denison US Group.

(ll)

No Agreement to Merge. Except for the Letter Agreement and this Agreement, neither Denison nor any member of the Denison US Group has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations which would affect or relate to the US Mining Division.

(mm)

Disclosure Controls and Procedures. Denison has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by Denison under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Denison in Denison’s reports and other filings under applicable laws (including applicable securities Laws) is accumulated and communicated to Denison’s management, including its President and Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(nn)

Accounting Controls. Denison maintains internal control over financial reporting. Denison believes such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of Denison; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS that the receipts and expenditures of Denison being made only in accordance with authorizations of management and directors of Denison; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Denison’s assets that could have a material effect on its financial statements. There are no significant deficiencies in the design or operation of, or material weaknesses in, Denison’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, and there is no known fraud that involves management or other employees who have a significant role in Denison’s internal control over financial reporting. Since December 31, 2010, Denison has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of Denison regarding questionable accounting or auditing matters.

(oo)

Disclosure of Material Contracts. Since December 31, 2010 all contracts and agreements required to be filed on SEDAR by Denison pursuant to applicable securities Laws have been filed on SEDAR by Denison and, except as set out in the Denison Disclosure Memorandum, or as contemplated herein, Denison has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets located in the United States or any interest therein or the sale, transfer or other disposition of any material property or assets located in the United States or any interest therein currently owned, directly or indirectly, by Denison, whether by asset sale, transfer of shares or otherwise.

(pp)	Foreign Private Issuer. Denison is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(qq)	Investment Company Status. Denison is not registered, and is not required to be registered, as an “investment company”, under the 1940 Act.

(rr)

Vote Required. Subject to the Interim Order, the Denison Shareholder Approval is the only vote of the holders of any class or series of the Denison Common Shares or Denison options, as applicable, necessary to approve this Agreement, the Arrangement.

(ss)

No Broker’s Commission. Except as disclosed in the Denison Disclosure Memorandum, Denison has not entered into any agreement that would entitle any person to any valid claim against Denison for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

(tt)

Property and Related Payments. Except as disclosed in the Denison Disclosure Memorandum, no member of the Denison US Group is required, pursuant to any agreement to which it is a party, to make any payment to earn or acquire an interest in any Denison Material Property or on account of any royalty in respect of any Denison Material Property, other than payments to Governmental Entities in the ordinary course of business.

(uu)	1934 Act Matters. Other than the Denison Common Shares, no securities of Denison or any of its Subsidiaries are registered or required to be registered under Section 12 of the 1934 Act.

(vv)

KEPCO Strategic Relationship Agreement. Denison delivered on April 17, 2012 the requisite notice to KEPCO as required pursuant to the KEPCO Strategic Relationship Agreement, and the KEPCO Waiver was received by Denison on May 14, 2012. As a result of the receipt of the KEPCO Waiver, the KEPCO Strategic Relationship Agreement shall not apply to EFI or any member of the Denison US Group following completion of the Arrangement.

3.3	Additional Disclosures

All exceptions to the warranties and covenants in this Agreement that refer to the EFI Disclosure Memorandum, the EFI Public Disclosure Documents, the Denison Disclosure Memorandum, or the Denison Public Disclosure Documents shall mean the information disclosed in such documents as at the date of this Agreement. No information disclosed in any additional public filings or amendments or supplements to any such disclosure documents or memoranda by a Party after the date of this Agreement shall be binding on the other Party unless the other Party otherwise agrees in writing. A Party may consent in writing to changes to the representations and warranties of the other Party after the date of this Agreement.

3.4	Survival of Representations and Warranties

The representations and warranties contained in this Agreement and the covenants and other obligations contained in this Agreement shall, except as otherwise provided in this Agreement, survive the execution and delivery of this Agreement and the completion of the Arrangement and shall continue for a period of six months from the Effective Date. Any investigation by EFI or Denison and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4 - COVENANTS

4.1	Covenants of EFI

EFI hereby covenants and agrees with Denison as follows:

(a)

Provide Information. Subject to obtaining any required consents or waivers (which EFI will use its reasonable commercial efforts to obtain) and subject to confidentiality obligations, EFI will provide Denison with reasonable access to its facilities, personnel, books, records and documents and promptly provide to Denison any information in the possession or control of EFI and relating to EFI that is reasonably requested by Denison or its counsel so that Denison may complete its due diligence investigations and prepare the Denison Proxy Circular.

(b)

Denison Proxy Circular. EFI hereby covenants that information furnished by EFI in connection with the Denison Proxy Circular will not contain, to the best of the knowledge of EFI, any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided. EFI shall use its reasonable commercial efforts to obtain consents of auditors and other advisors to use the use of financial, technical or other expert information in the Denison Proxy Circular.

(c)

EFI Meeting. EFI will convene and hold a special meeting of its shareholders (including any adjournment, the “EFI Meeting”) as soon as possible for the purpose of approving the issuance of the EFI Payment Shares contemplated hereunder, waiving the application of the EFI shareholder rights plan to the Arrangement (the “EFI Resolution”) and approving the EFI Share Consolidation, and in any event no later than July 31, 2012, or such other date that may be agreed to by EFI and Denison. Except as otherwise provided in this Agreement, EFI shall not adjourn or otherwise change the timing of the EFI Meeting without the prior written consent of Denison, such consent not to be unreasonably withheld.

(d)

EFI Proxy Circular. In connection with the EFI Meeting, as promptly as reasonably practicable, EFI shall prepare a management information circular including amendments thereto required as a result of the adjournment of the EFI Meeting (the “EFI Proxy Circular”) together with any other documents required by applicable Laws in connection with the approval of the EFI Resolution and the EFI Share Consolidation and EFI shall give Denison the opportunity to review and comment on the EFI Proxy Circular and all such other documents and the EFI Proxy Circular and all such other documents shall be reasonably satisfactory to Denison, acting reasonably, before they are filed or distributed to the shareholders of EFI, subject to any disclosure and filing obligations imposed by any Securities Authority or any stock exchange. EFI shall ensure that the EFI Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the EFI Proxy Circular does not contain any misrepresentation (other than with respect to any information relating solely to and provided by Denison, the accuracy of which information shall be the responsibility of Denison). In a timely and expeditious manner, EFI shall prepare (in consultation with Denison) and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the EFI Proxy Circular (which amendments or supplements shall be in a form satisfactory to Denison, acting reasonably) with respect to the EFI Meeting and mail such amendments or supplements, in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(e)

Exclusivity. Subject to Article 6, EFI agrees that, during the term of this Agreement, neither it, its affiliates nor any of their respective representatives, officers, directors, employees, advisors or agents will, directly or indirectly, make, solicit or initiate enquiries from, or the submission of proposals or offers from, any other Person relating to any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any other Person any further information with respect to, or otherwise co- operate in any way with, or assist or participate in or facilitate, any effort or attempt by any person to do or seek to do any of the foregoing and, to the extent any such discussions or negotiations have occurred with third parties prior to the date hereof, they shall be terminated immediately. For greater certainty, EFI may participate in any such discussion or negotiations in respect of transactions which would not materially impede the ability of EFI to complete the Arrangement.

(f)

Ordinary Course. EFI shall conduct its business only in, and shall not take any action except in the usual, ordinary course of the business of EFI, consistent with the past practices of EFI or as contemplated by the EFI Disclosure Memorandum or this Agreement.

(g)

No Dividends, Amalgamation, Financings or Capital Reduction. EFI shall not, except as provided for in this Agreement or in the EFI Disclosure Memorandum, without prior consultation with and the consent of Denison, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of EFI; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of EFI or adopt any plan of liquidation; (iii) issue, or enter into any agreement providing for the issuance of, EFI Common Shares or securities exchangeable for, or convertible into, EFI Common Shares, other than pursuant to a private placement offering of EFI Common Shares and/or warrants to raise proceeds of up to Cdn$10,000,000; or (iv) reduce its stated capital.

(h)	Listing. EFI shall use its reasonable commercial efforts to cause the EFI Payment Shares to be listed on the TSX at the Effective Time as of the Effective Time.

(i)

Copy of Documents. Except for proxies and other non-substantive communications, EFI shall furnish promptly to Denison a copy of each notice, report, schedule or other document or communication delivered, filed or received by EFI in connection with this Agreement, the Arrangement, the EFI Meeting or any other meeting at which the EFI Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Purchase and Sale Transaction contemplated by this Agreement.

(j)

Certain Actions Prohibited. Other than as disclosed in the EFI Disclosure Memorandum, or in contemplation of or as required to give effect to the Arrangement, EFI shall not, without the prior written consent of Denison, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, EFI, other than the issue of EFI Common Shares pursuant to the exercise of EFI’s options or warrants, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the Articles or by-laws (or their equivalent) of EFI or any of the terms of outstanding options as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the shares of EFI;

(v)

redeem, purchase or offer to purchase any EFI Common Shares and, other than pursuant to any EFI stock option plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)	return capital to its shareholders or repay any indebtedness for borrowed money before it is due;

(viii)

(A) satisfy or settle any claim or dispute, except such as have been included in the financial statements of EFI or which are, individually or in the aggregate, in an amount in excess of US$100,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of US$100,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary course of business and not for speculative purposes;

(ix)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	enter into or amend any agreements, arrangements or transactions with any related entity;

(xi)

except as required by IFRS or any other generally accepted accounting principle to which EFI may be subject or any applicable Law, make any changes to the existing accounting practices of EFI or make any material tax election inconsistent with past practice; or

(xii)

enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with Arrangement.

(k)

Insurance. EFI shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(l)	Certain Actions. EFI shall:

(i)	use its reasonable commercial efforts to comply promptly with all requirements which applicable Law may impose on EFI with respect to the Arrangement;

(ii)

not take any action, or refrain from taking any action (subject to reasonable commercial efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or would render, or that could reasonably be expected to render, any representation or warranty made by EFI in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on EFI, provided that EFI may take any such action or refrain from taking such action (subject to reasonable commercial efforts) as a result of this Agreement, in the event EFI immediately notifies Denison in writing of such circumstances;

(iii)

promptly notify Denison of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of EFI; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by EFI of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of EFI contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(iv)	obtain all third party consents and approvals and give any notices required under any of the EFI Material Agreements; and

(v)

subject to the terms of this Agreement: (A) take all commercially reasonable lawful action to solicit proxies in favour of the EFI Resolution (provided that, for the avoidance of doubt, EFI shall not be required to engage a third party proxy solicitation firm unless it determines to do so in its own discretion); and (B) recommend (and the board of directors of EFI shall recommend) to all EFI Shareholders that they vote in favour of the EFI Resolution.

(m)

No Compromise. EFI shall not settle or compromise any claim brought by any present, former or purported holder of any securities of EFI in connection with the Arrangement prior to the Effective Time without the prior written consent of Denison.

(n)

Contractual Obligations. EFI shall not, and shall not cause or permit any of the EFI Material Subsidiaries to, enter into, renew or modify in any respect any EFI Material Agreement except with the consent of Denison or insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so is in the ordinary course of business.

(o)

Satisfaction of Conditions. EFI shall use its reasonable commercial efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its reasonable control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)	obtain the EFI Shareholder Approval in accordance with the OBCA and the requirements of the TSX and any other applicable Governmental Authority;

(ii)

obtain consents, approvals and authorizations as are required to be obtained by EFI under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Arrangement or have a Material Adverse Effect on EFI;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any party before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Arrangement or seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the Arrangement;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by EFI; and

(vi)

cooperate with Denison in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate EFI to pay or cause to be paid any monies to cause such performance to occur.

(p)

Representations. EFI shall use its reasonable commercial efforts to conduct its affairs so that all of the representations and warranties of EFI contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date, unless Denison consents to a change to any representation or warranty.

(q)

Closing Documents. EFI shall execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by Denison or Denison’s counsel, all in form satisfactory to Denison or Denison’s counsel, acting reasonably.

(r)

Composition of Board. At the Effective Time, EFI shall take all actions necessary to reconfigure the board of directors to consist of ten (10) directors of whom two (2) will be the Additional Director Nominees.

(s)	Completion Date. EFI shall use its reasonable commercial efforts to complete the Arrangement on or prior to the Completion Deadline.

(t)

Agreements. Until the Effective Time, EFI shall not release any third party from any confidentiality or standstill agreement to which EFI and such third party are parties or amend any of the foregoing, and shall exercise all rights to require the return of information regarding EFI previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding EFI.

(u)

Issuance of EFI Note and EFI Payment Shares. In accordance with the Plan of Arrangement and the sequence specified therein, EFI shall issue (i) the EFI Note to Denison and (ii) the EFI Payment Shares to the Denison Shareholders in repayment of the EFI Note pursuant to the Arrangement.

(v)

Insurance Claim Reimbursement. In the event that, following the Effective Date, EFI, a member of the Denison US Group or any other affiliate of EFI receives any payment from Denison’s insurer (or a successor thereto) with respect to the insurance claim relating to the failure of leach tanks #1 and #2 at the White Mesa mill, then EFI shall pay to Denison the amount paid by the insurer in respect of such claim, up to the total of Denison’s expenditures made on the replacement of the leach tanks.

4.2	Covenants of Denison

Denison hereby covenants and agrees with EFI as follows:

(a)

Provide Information. Subject to obtaining any required consents or waivers (which Denison will use its reasonable commercial efforts to obtain) and subject to any confidentiality obligations, Denison will provide EFI with reasonable access to its facilities, personnel, books, records and documents and will promptly provide to EFI any information in the possession or control of Denison and relating to the US Mining Division that is reasonably requested by EFI or its counsel so that EFI may complete its due diligence investigations and prepare the EFI Proxy Circular.

(b)

EFI Proxy Circular. Denison hereby covenants that information furnished by Denison in connection with the EFI Proxy Circular will not contain, to the best of the knowledge of Denison, any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided. Denison shall use its reasonable commercial efforts to obtain consents of auditors and other advisors to use the use of financial, technical or other expert information in the EFI Proxy Circular.

(c)

Denison Meeting. Denison will convene and hold a special meeting of its shareholders (including any adjournment, the “Denison Meeting”) as soon as possible for the purpose of approving the Arrangement (the “Denison Resolution”) and in any event no later than July 31, 2012, or such other date that may be agreed to by EFI and Denison. Except as otherwise provided in this Agreement, Denison shall not adjourn or otherwise change the timing of the Denison Meeting without the prior written consent of EFI, such consent not to be unreasonably withheld.

(d)

Denison Proxy Circular. In connection with the Denison Meeting, as promptly as reasonably practicable, Denison shall prepare a management information circular including amendments thereto required as a result of the adjournment of the Denison Meeting (the “Denison Proxy Circular”) together with any other documents required by applicable Laws in connection with the approval of the Denison Resolution and Denison shall give EFI the opportunity to review and comment on the Denison Proxy Circular and all such other documents and the Denison Proxy Circular and all such other documents shall be reasonably satisfactory to EFI, acting reasonably, before they are filed or distributed to the shareholders of Denison, subject to any disclosure and filing obligations imposed by any Securities Authority or any stock exchange. Denison shall ensure that the Denison Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Denison Proxy Circular does not contain any misrepresentation (other than with respect to any information relating solely to and provided by EFI, the accuracy of which information shall be the responsibility of EFI). In a timely and expeditious manner, Denison shall prepare (in consultation with EFI) and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Denison Proxy Circular (which amendments or supplements shall be in a form satisfactory to EFI, acting reasonably) with respect to the Denison Meeting and mail such amendments or supplements, in accordance with the Interim Order and all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(e)

Exclusivity. Subject to Article 6, Denison agrees that, during the term of this Agreement, neither it, its affiliates nor any of their respective representatives, officers, directors, employees, advisors or agents will, directly or indirectly, make, solicit or initiate enquiries from, or the submission of proposals or offers from, any other Person relating to any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any other Person any further information with respect to, or otherwise co-operate in any way with, or assist or participate in or facilitate, any effort or attempt by any person to do or seek to do any of the foregoing and, to the extent any such discussions or negotiations have occurred with third parties prior to the date hereof, they shall be terminated immediately. For greater certainty, Denison may participate in any such discussion or negotiations in respect of transactions which would not materially impede the ability of Denison to complete the Arrangement, including, without limitation, a sale of any of the assets of Denison not owned by the Denison US Group, an acquisition of any other assets by Denison or a transaction involving an acquisition of Denison or other business combination which occurs following or subject to the completion of the Arrangement.

(f)

Ordinary Course. Denison and each member of the Denison US Group shall conduct the business of the US Mining Division only in, and shall not take any action except in the usual, ordinary course of business of such member of the Denison US Group and consistent with past practices of Denison or as contemplated in the Denison Disclosure Memorandum and except as contemplated by this Agreement.

(g)

No Distributions. Denison will not permit the Denison US Group to transfer or distribute accounts receivable, inventories and/or material fixed assets related to the US Mining Division to Denison or a subsidiary of Denison other than the Denison US Group, other than as described in the Denison Disclosure Memorandum and in the ordinary course of business and consistent with past practices, and shall not make payments on account of the Acquired Debt except in the ordinary course of business and consistent with past practices as described in the Denison Disclosure Memorandum; provided that this Section 4.2(g) shall not restrict Denison, prior to the completion of the Transaction, from transferring to Denison or an affiliate of Denison other than the Denison US Group, by way of partial payment of the debt owed by the Denison US Group to Denison, amounts owing to the Denison US Group by certain subsidiaries of Denison, in an amount not exceeding US$10,000,000, as disclosed in the Denison Disclosure Memorandum.

(h)

Encumbrances. Denison will use its reasonable commercial efforts to cause all Encumbrances against the Denison US Group, including Encumbrances against the assets comprising the US Mining Division that are in place under the Denison Secured Credit Facility, to be released prior to the completion of the Arrangement.

(i)

Reclamation Account. Denison shall not withdraw any cash or assets from the Reclamation Account prior to the completion of the Arrangement. For greater certainty, it is acknowledged and agreed that upon completion of the Arrangement, the aggregate value of cash and investments in the Reclamation Account shall be not less than the value of the US mining and mill bonds posted as security for the reclamation obligations.

(j)

Copy of Documents. Except for proxies and other non-substantive communications, Denison shall furnish promptly to EFI a copy of each notice, report, schedule or other document or communication delivered, filed or received by Denison in connection with this Agreement, the Arrangement, the Interim Order, the Denison Meeting or any other meeting at which the Denison Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Arrangement.

(k)

Certain Actions Prohibited. Other than as disclosed in the Denison Disclosure Memorandum, or in contemplation of or as required to give effect to the Arrangement, Denison shall not, without the prior written consent of EFI, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, any member of the Denison US Group, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any property or assets of the Denison US Group, or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the Articles or by-laws (or their equivalent) of any member of the Denison US Group as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the shares of any member of the Denison US Group;

(v)	redeem, purchase or offer to purchase any securities issued by any member of the Denison US Group;

(vi)	cause or permit any member of the Denison US Group to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)	cause or permit any member of the Denison US Group to return capital to its shareholders or repay any indebtedness for borrowed money before it is due;

(viii)

cause or permit any member of the Denison US Group to (A) satisfy or settle any claim or dispute which are, individually or in the aggregate, in an amount in excess of US$250,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of US$250,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary course of business and not for speculative purposes;

(ix)

cause or permit any member of the Denison US Group to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	cause or permit any member of the Denison US Group to enter into or amend any agreements, arrangements or transactions with any related entity;

(xi)

except as required by IFRS or any other generally accepted accounting principle to which DMHC or White Canyon may be subject or any applicable Law, make any changes to the existing accounting practices of DMHC or White Canyon;

(xii)

cause or permit any member of the Denison US Group to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) expenditures in the ordinary course of business; (B) expenditures required by law; and (C) expenditures made in connection with the Arrangement as contemplated in this Agreement; or

(xiii)

with respect to any member of the Denison US Group (A) fail to prepare and timely file all Tax Returns required to be filed before the Effective Date (taking into account any timely filed extensions) or timely withhold and remit any employment Taxes; (B) file any amended Tax Return; (C) make or change any election with respect to Taxes; or (D) settle or compromise any material Tax liability, enter into any Tax closing agreement, surrender any right to claim a refund of Taxes, waive any statute of limitations regarding any Tax, agree to any extension of time regarding the assessment of any Tax deficiency or take any other similar action relating to any Tax.

(l)

Employment Arrangements. Denison shall not, without the prior written consent of EFI and where applicable the TSX, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of any member of the Denison US Group.

(m)	Certain Actions. Denison shall:

(i)

carry out the terms of the Interim Order (including mailing the Denison Proxy Circular to Denison Shareholders as ordered by the Interim Order) and the Final Order applicable to it and use its reasonable commercial efforts to comply promptly with all requirements which applicable Law may impose on Denison with respect to the Arrangement;

(ii)

not take any action, or refrain from taking any action (subject to reasonable commercial efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or would render, or that could reasonably be expected to render, any representation or warranty made by Denison in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on the Denison US Group, provided that Denison may take any such action or refrain from taking such action (subject to reasonable commercial efforts) as a result of this Agreement, in the event Denison immediately notifies EFI in writing of such circumstances;

(iii)

promptly notify EFI of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Denison or the Denison US Group; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Denison of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Denison contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(iv)	obtain all third party consents and approvals and give any notices required under any of the Denison Material Agreements; and

(v)

subject to the terms of this Agreement: (A) take all commercially reasonable lawful action to solicit proxies in favour of the Denison Resolution (provided that, for the avoidance of doubt, Denison shall not be required to engage a third party proxy solicitation firm unless it determines to do so in its own discretion); and (B) recommend (and the board of directors of Denison shall recommend) to all Denison Shareholders that they vote in favour of the Denison Resolution.

(n)

Contractual Obligations. Denison shall not cause or permit any member of the Denison US Group to enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which such member of the Denison US Group is a party or by which it is bound, except with the consent of EFI or insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so is in the ordinary course of business.

(o)

Net Working Capital. If necessary, Denison shall loan such funds to DMHC (which loans shall form part of the Acquired Debt to be assigned to EFI) as are necessary to satisfy the condition concerning consolidated net working capital of the Denison US Group set out in Section 5.2(d) of this Agreement.

(p)

Satisfaction of Conditions. Denison shall use its reasonable commercial efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its reasonable control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)	obtain the Denison Shareholder Approval in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable Governmental Authority;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by Denison under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Arrangement or have a Material Adverse Effect on Denison or the Denison US Group;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any party before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Arrangement or seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the Arrangement;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Denison; and

(vi)

cooperate with EFI in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Denison to pay or cause to be paid any monies to cause such performance to occur.

(q)

Representations. Denison shall use its reasonable commercial efforts to conduct its affairs so that all of the representations and warranties of Denison contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date, unless EFI consents to a change to any representation or warranty.

(r)

Closing Documents. Denison shall execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by EFI or EFI’s counsel, all in form satisfactory to EFI or EFI’s counsel, acting reasonably.

(s)	Completion Date. Denison shall use its reasonable commercial efforts to complete the Arrangement on or prior to the Completion Deadline.

(t)

Agreements. Until the Effective Time, Denison shall not release any third party from any confidentiality or standstill agreement to which Denison and such third party are parties with respect to a potential acquisition of the Denison US Division or amend any of the foregoing and shall exercise all rights to require the return of information regarding the Denison US Division previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding the Denison US Division.

ARTICLE 5 - CONDITIONS

5.1	Mutual Conditions

The obligations of EFI and Denison to complete the Arrangement shall be subject to the satisfaction of each of the following mutual conditions at or before the Effective Time:

(a)	KEPCO Offtake Agreement. Either:

(i)

the rights and obligations of Denison under the uranium offtake agreement dated June 15, 2009 among Denison, KEPCO and Korea Hydro & Nuclear Power Co., Ltd. (the “KEPCO Offtake Agreement”) shall have been assigned to and assumed by EFI, DMHC or another member of the Denison US Group, and KEPCO shall have provided its consent to such assignment and released Denison from its obligations thereunder; or

(ii)

in the event that KEPCO shall not have provided its consent to the assignment contemplated in subsection 5.1(a)(i) above, Denison and EFI shall have entered into an agreement (the “Denison Offtake Agreement”) pursuant to which EFI will agree to supply to Denison, and Denison will agree to purchase from EFI, sufficient U3O8 concentrates to satisfy Denison’s obligation to deliver the minimum quantities specified in Section 2.02 of the KEPCO Offtake Agreement; the Denison Offtake Agreement shall be in form and substance satisfactory to each of Denison and EFI, shall have provisions relating to pricing, delivery mechanics, minimum delivery requirements, and damages upon default that are substantially equivalent to those set forth in the KEPCO Offtake Agreement and shall otherwise include customary terms and conditions for an agreement of its nature;

(b)

Orders. The Interim Order and the Final Order shall have been granted on terms acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably.

(c)

Denison Shareholder Approval. The shareholders of Denison shall have approved the Arrangement, including this Agreement, and shall have approved or consented to such other matters as Denison shall consider necessary or desirable in connection with the Arrangement, acting reasonably.

(d)

EFI Shareholder Approval. The shareholders of EFI shall have approved the issuance of the EFI Payment Shares and consented to the waiver of the application of EFI’s shareholder rights plan to the Arrangement and shall have approved or consented to such other matters as EFI shall consider necessary or desirable in connection with the Arrangement, acting reasonably.

(e)

Consents. Approval of the TSX and the NYSE MKT and all necessary consents, waivers, permits, exemptions, order and approvals of, and any registrations and filings with, any Governmental Entity, all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, which either EFI or Denison shall consider necessary or advisable, acting reasonably, in connection with the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each Party, acting reasonably.

(f)

No Lawsuits. Except for the matters disclosed in the EFI Disclosure Memorandum, there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or other person, in each case that has a reasonable likelihood of success: (i) seeking to prohibit or restrict the acquisition by EFI of any DMHC Shares or White Canyon Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from EFI or Denison any damages that are material in relation to Denison taken as a whole or material to EFI taken as a whole; (ii) seeking to prohibit or materially limit the ownership or operation by EFI of any portion of the business or assets of the Denison US Group or to compel EFI to dispose of or hold separate any portion of the business or assets of the Denison US Group as a result of the Arrangement; (iii) seeking to impose limitations on the ability of EFI to acquire or hold, or exercise full rights of ownership of, any DMHC Shares or White Canyon Shares, including the right to vote such shares purchased by it on all matters; (iv) seeking to prohibit EFI from effectively controlling the business or operations of the Denison US Group; or (v) which otherwise is reasonably likely to have a Material Adverse Effect on EFI taken as a whole or the Denison US Group taken as a whole.

(g)	No Action. There shall have been no action taken under any applicable Law or by any government or governmental or Regulatory Authority which:

(i)	makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; or

(ii)

results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, reasonably expected to have a Material Adverse Effect on EFI taken as a whole or the Denison US Group taken as a whole, respectively.

(h)

Prospectus Exemptions. The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities Laws either by virtue of exemptive relief from the Securities Authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities Laws and shall not be subject to resale restrictions under applicable Canadian securities Laws (other than as applicable to control persons).

(i)

U.S. Registration Exemption. The Denison New Common Shares, the interests in the EFI Note and the EFI Payment Shares shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and shall otherwise be in compliance with all U.S. Securities Laws.

(j)

Listing of EFI Common Shares. The EFI Common Shares to be issued to holders of Denison Common Shares in connection with the Arrangement shall have been conditionally approved for listing on the TSX, subject to official notice of issuance and other normal conditions.

(k)	No Termination. This Agreement shall not have been terminated pursuant to Section 6.2 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived only with the consent of both of the Parties. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, then, subject to Section 5.4, Section 6.2 and Section 6.3, either Party may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such Party.

5.2	Conditions of EFI

The obligations of EFI to complete the Arrangement shall be subject to the satisfaction of each of the following conditions precedent in full at or before the Effective Time:

(a)

Performance by Denison. Denison shall have performed and complied with all of the covenants, obligations and agreements under this Agreement to be performed by or complied with by Denison prior to the Effective Date, to the satisfaction of EFI, acting reasonably.

(b)

Representations and Warranties. The representations and warranties made by Denison in this Agreement shall be true and correct as of the Effective Date with the same effect as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Denison shall have provided to EFI a certificate of two officers thereof certifying such accuracy on the Effective Date. No representation or warranty made by Denison hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Denison Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on the US Mining Division.

(d)

Working Capital. The consolidated net working capital of the Denison US Group as of the Effective Date shall be not less than US$28,000,000, provided that, in calculating the working capital, amounts owing pursuant to the Acquired Debt will be disregarded as current liabilities of the Denison US Group.

(e)

No Encumbrances. At the Effective Time, there shall be no Encumbrances on the DMHC Shares, the White Canyon Shares, the Acquired Debt or the assets of the Denison US Group, other than Permitted Encumbrances.

(f)	Support Agreements. Each of the Denison Shareholders who has entered into a Denison Support Agreement with EFI shall have complied in all material respects with its Denison Support Agreement.

(g)

No Material Change in Employment Arrangements. There shall have been no material change in the existing employment or consulting arrangements of any senior officer of any Denison Material Entity from the date hereof and no Denison Material Entity shall have hired any additional senior officers.

(h)

No Modification. The board of directors of Denison shall not have modified or amended, in a manner adverse to EFI, prior to the Denison Meeting, its recommendation that Denison Shareholders vote in favour of the Denison Resolution, provided that, for the avoidance of doubt, for the purposes of this subsection 5.2(h), a resolution confirming the recommendation that Denison Shareholders vote in favour of the Denison Resolution that is not unanimous shall not be considered a modification or amendment to the board of directors’ existing recommendation.

(i)

Necessary Corporate Actions Taken. The board of directors of Denison shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Denison to permit the consummation of the Arrangement, in form and substance satisfactory to EFI, acting reasonably.

(j)	Denison Deliverables. Denison shall have caused to be delivered to EFI the following:

(i)

Certificates representing the Purchased Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer, and all such other assurances, consents and other documents as EFI reasonably requests to effectively transfer to EFI title to the Purchased Shares free and clear of all Encumbrances;

(ii)	Original share registers, share transfer ledgers, minute books and corporate seals (if any) of each of DMHC and White Canyon;

(iii)	An assignment of the Acquired Debt in form and substance satisfactory to EFI, acting reasonably;

(iv)

All other books, records, files and papers of each of DMHC and White Canyon, including computer programs (including source codes and software programs), computer manuals, computer data, financial and tax working papers, financial and tax books and records, personnel and employment records and minute and share certificate books;

(v)

A certified copy of resolutions of the board of directors and shareholders of each of DMHC and White Canyon consenting to the transfer of the Purchased Shares to EFI as contemplated by this Agreement and authorizing the execution, delivery and performance of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by DMHC and White Canyon, respectively;

(vi)	Written resignations of those directors and officers of each of DMHC and White Canyon specified by EFI, in each case with effect from the Effective Time;

(vii)

Such other documentation as EFI reasonably requests on a timely basis in order to establish the completion of the Arrangement and the taking of all corporate proceedings in connection with the Arrangement, in each case in form and substance satisfactory to EFI, acting reasonably.

The foregoing conditions are for the exclusive benefit of EFI and may be waived, in whole or in part, by EFI in writing at any time. If any of such conditions shall not be complied with or waived by EFI on or before the Effective Time or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 and Section 6.2 and Section 6.3, EFI may terminate this Agreement by written notice to Denison in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by EFI.

5.3	Conditions of Denison

The obligation of Denison to complete the Arrangement shall be subject to the satisfaction of each of the following conditions precedent in full at or before the Effective Time:

(a)

Performance by EFI. EFI shall have performed and complied with all of the covenants and obligations under this Agreement to be performed by or complied with by EFI prior to the Effective Date, to the satisfaction of Denison, acting reasonably.

(b)

Representations and Warranties. The representations and warranties made by EFI in this Agreement shall be true and correct as of the Effective Date with the same effect as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and EFI shall have provided to Denison a certificate of two officers thereof certifying such accuracy on the Effective Date. No representation or warranty made by EFI hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the EFI Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on EFI.

(d)	Working Capital. The consolidated working capital of EFI as of the Effective Date, without giving effect to the Arrangement, shall be not less than US$4,000,000.

(e)	Support Agreements. Each of the EFI Shareholders who has entered into an EFI Support Agreement with Denison shall have complied in all material respects with its EFI Support Agreement.

(f)

No Modification. The board of directors of EFI shall not have modified or amended, in a manner adverse to Denison, prior to the EFI Meeting, its recommendation that EFI Shareholders vote in favour of the EFI Resolution, provided that, for the avoidance of doubt, for the purposes of this Section 5.3(f), a resolution confirming the recommendation that EFI Shareholders vote in favour of the EFI Resolution that is not unanimous shall not be considered a modification or amendment to the board of directors’ existing recommendation.

(g)

Necessary Corporate Actions Taken. The board of directors of EFI shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by EFI to permit the consummation of the Arrangement and the other transaction contemplated hereby, including the appointment of the Additional Director Nominees to the board of directors of EFI effective at the Effective Time.

(h)

Dissents. Denison Shareholders holding no more than 5% of the outstanding Denison Common Shares shall have exercised the right to dissent contemplated by Section 4.1 of the Plan of Arrangement (and not withdrawn such exercise).

(i)	EFI Deliverables. EFI shall have caused to be delivered to Denison the following:

(i)	the EFI Note;

(ii)

evidence that it has irrevocably instructed the registrar and transfer agent for the EFI Common Shares to issue the EFI Payment Shares to the Denison Shareholders in accordance with the Plan of Arrangement;

(iii)	a certified copy of the proceedings of the EFI board of directors giving effect to the appointment of the Additional Director Nominees effective as of the Effective Time; and

(iv)

such other documentation as Denison reasonably requests on a timely basis in order to establish the completion of the Arrangement and the taking of all corporate proceedings in connection with the Arrangement, in each case in form and substance satisfactory to Denison, acting reasonably.

The foregoing conditions are for the benefit of Denison and may be waived, in whole or in part, by Denison in writing at any time. If any of such conditions shall not be complied with or waived by Denison on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 and Section 6.2 and Section 6.3, Denison may terminate this Agreement by written notice to EFI in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Denison.

5.4	Notice and Cure Provisions

Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 5.1, Section 5.2 and Section 5.3 hereof, as the case may be.

Neither Party may (a) elect not to complete the Arrangement by virtue of the conditions contained in Section 5.1, Section 5.2 and Section 5.3 hereof, as applicable, not being satisfied or waived or (b) exercise any termination right arising therefrom; unless (i) promptly and in any event prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Denison Meeting or EFI Meeting, then such meeting(s) shall be adjourned or postponed until the expiry of such period.

5.5	Merger of Conditions

Upon the issuance of the Final Order and the closing of the Arrangement, the conditions set out in Section 5.1, Section 5.2 and Section 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 6 - SUPERIOR PROPOSALS AND TERMINATION

6.1	Covenants Regarding Superior Proposals

(a)

Notice. A Party (in this Section 6.1, a “Receiving Party”) shall promptly (and in any event within 24 hours) notify the other Party (in this Section 6.1, a “Notified Party”), at first orally and then in writing, of any proposal, inquiry, offer or request received by the Receiving Party or its Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or (iii) for non-public information relating to the Receiving Party or a Subsidiary of the Receiving Party, access to properties, books and records or a list of the holders of the Receiving Party shares or the shareholders of any Subsidiary of the Receiving Party. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and the Receiving Party shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that the Notified Party may reasonably request. The Receiving Party shall keep the Notified Party promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the Notified Party with respect thereto.

(b)

Superior Proposal. Following the receipt by the Receiving Party of a bona fide written Acquisition Proposal made after the date of this Agreement (that was not solicited, assisted, initiated, knowingly encouraged or facilitated after the date hereof in contravention of Section 4.1(e) or Section 4.2(e), as the case may be), the Receiving Party and its Representatives may:

(i)

contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)

if the board of directors of the Receiving Party (the “Receiving Party Board”) determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal:

A.

furnish information with respect to the Receiving Party and its Subsidiaries to the person making such Acquisition Proposal and its Representatives only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to the Receiving Party than those contained in the Confidentiality Agreement, and which also includes a standstill covenant that prohibits such person, for a period of 6 months, from acquiring, or offering to acquire, any equity securities of the Receiving Party, provided that the Receiving Party sends a copy of such confidentiality agreement to the Notified Party promptly following its execution and the Notified Party is promptly provided with a list of, and access to (to the extent not previously provided to the Notified Party) the information provided to such person; and

B.

engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period (as defined below).

(c)

Change in Recommendation. Notwithstanding Section 6.1(b), the Receiving Party may (i) enter into an agreement (other than a confidentiality agreement contemplated by subsection 6.1(b)(ii)A hereof) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Arrangement and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(i)	the Receiving Party shall have complied with its obligations under Section 4.1(e) or Section 4.2(e), as the case may be, and under this Section 6.1;

(ii)	the Receiving Party Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal;

(iii)

the Receiving Party has delivered written notice to the Notified Party of the determination of the Receiving Party Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Receiving Party Board to approve or recommend such Superior Proposal and/or of the Receiving Party to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by the Receiving Party and a summary of the valuation analysis attributed by the Receiving Party Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors (the “Superior Proposal Notice”);

(iv)

at least five Business Days have elapsed since the date the Superior Proposal Notice was received by the Notified Party, which five Business Day period is referred to as the “Match Period” and the exclusivity period in Section 4.1(e) or Section 4.2(e), as the case may be, shall automatically be extended so as to terminate no earlier than the second Business Day after the end of the Match Period;

(v)

if the Notified Party has offered to amend the terms of the Arrangement and this Agreement during the Match Period pursuant to paragraph (d) below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by the Notified Party at the termination of the Match Period; and

(vi)

the Receiving Party terminates this Agreement in compliance with the terms of this Section 6.1 and the Receiving Party has previously paid or, concurrently with termination, pays in cash the termination payment referred to in Section 6.3 to the Notified Party.

(d)

Amendments. During the Match Period, the Notified Party shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement and the Receiving Party shall cooperate with the Notified Party with respect thereto, including negotiating in good faith with the Notified Party to enable the Notified Party to make such adjustments to the provisions of the Arrangement and this Agreement as the Notified Party deems appropriate and as would enable the Notified Party to proceed with the Arrangement on such adjusted provisions. The Receiving Party Board shall review any such offer by the Notified Party to amend the terms of the Arrangement and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Notified Party’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by the Notified Party. If the Receiving Party Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party and the Notified Party shall enter into an amendment to this Agreement reflecting the offer by the Notified Party to amend the terms of the Arrangement and this Agreement.

(e)	Successive Modifications. Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 6.1.

6.2	Termination

This Agreement may be terminated:

(a)

by either party if the conditions precedent to completion of the Arrangement set out in Section 5.1, Section 5.2 and Section 5.3, are not satisfied and are not reasonably capable of being satisfied on or prior to the Completion Deadline;

(b)

by either party if such party determines, acting reasonably, that it or the other party will not be able to obtain the consents and approvals referred to in Sections 5.1(b), 5.1(c) and 5.1(d) in form satisfactory to either party, acting reasonably;

(c)	by either party in accordance with Section 6.1 if such party receives a Superior Proposal;

(d)

by either party if such party determines that the representations and warranties of the other party set out in this Agreement are materially incorrect, and are not capable of being corrected or remedied within a reasonable time period; or

(e)	by either party if such party determines that the other party has not complied with its material obligations under this Agreement within the time period provided for herein or therein.

6.3	Termination Payment

(a)	In the event that this agreement is terminated:

(i)

as a consequence of the failure to obtain the approval of Denison shareholders as contemplated by Section 5.1(c) if a third party has announced prior to the time of the Denison Meeting an Acquisition Proposal relating to Denison or an intention to make an Acquisition Proposal relating to Denison, in either case which represents a Superior Proposal, and such proposal or intention is still in effect at the time of the Denison Meeting;

(ii)	by Denison pursuant to Section 6.2(c);

(iii)	by EFI pursuant to Section 6.2(d) or Section 6.2(e),

then Denison shall pay a termination payment in the amount of Cdn$3,000,000 as liquidated damages for the loss of Denison’s rights under this Agreement to EFI at the time of such termination in immediately available funds. Denison shall not be obligated to make more than one payment pursuant to this Section 6.3(a). Denison hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which EFI will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Denison hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by EFI, EFI shall have no further claim against Denison in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude EFI from seeking injunctive relief to restrain any breach or threatened breach by Denison of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith as described in Section 8.4.

(b)	In the event that this Agreement is terminated:

(i)

as a consequence of the failure to obtain the approval of EFI Shareholders as contemplated by Section 5.1(d) if a third party has announced prior to the time of the EFI Meeting an Acquisition Proposal relating to EFI or an intention to make an Acquisition Proposal relating to EFI, in either case which represents a Superior Proposal, and such proposal or intention is still in effect at the time of the Denison Meeting;

(ii)	by EFI pursuant to Section 6.2(c); or

(iii)	by Denison pursuant to Section 6.2(d) or Section 6.2(e),

then EFI shall pay a termination payment in the amount of Cdn$3,000,000 as liquidated damages for the loss of EFI’s rights under this Agreement to Denison at the time of such termination in immediately available funds. EFI shall not be obligated to make more than one payment pursuant to this Section 6.3(b) . EFI hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which Denison will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. EFI hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by Denison, Denison shall have no further claim against EFI in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Denison from seeking injunctive relief to restrain any breach or threatened breach by EFI of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith as described in Section 8.4.

6.4	Reimbursement of Expenses

In the event that the Arrangement is not completed due to the condition in Section 5.3(h) not being satisfied as a result of KEPCO exercising its dissent rights contemplated by Section 4.1 of the Plan of Arrangement, then Denison shall reimburse EFI for its reasonable costs and expenses incurred in connection with the transactions contemplated by this Agreement, provided that Denison’s reimbursement obligation under this Section 6.4 shall not exceed Cdn$1,000,000.

ARTICLE 7- AMENDMENT

7.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Denison Meeting or EFI Meeting, be amended by mutual written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of the Denison Shareholders or the EFI Shareholders, as the case may be, and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any Party;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing: (i) following the Denison Meeting, the principal amount of the EFI Note and number of EFI Payment Shares shall not be amended (other than to reflect the EFI Share Consolidation) without the approval of the Denison Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court; (ii) following the EFI Meeting, the principal amount of the EFI Note and number of EFI Payment Shares shall not be amended (other than to reflect the EFI Share Consolidation) without the approval of the EFI Shareholders; and (iii) this Agreement and the Plan of Arrangement may be amended, in accordance with the Final Order but, in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Section 5.2, Section 5.3, Section 6.1 and Section 7.2 hereof shall remain unaffected.

7.2	Mutual Understanding Regarding Amendments

(a)

In addition to the Arrangement or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date to use their respective reasonable commercial efforts to maximize present and future planning opportunities for Denison, the Denison Shareholders and EFI and the EFI Shareholders as and to the extent that the same shall not prejudice any Party or the shareholders thereof. The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)

The Parties agree that, if either Party proposes to the other Party any amendment to this Agreement or the Plan of Arrangement, both Parties will reasonably consider such amendment. The Parties further agree that if neither Party nor its respective shareholders will be materially prejudiced, and the completion of the Arrangement will not be delayed, by reason of any such amendment, then the Parties will co-operate to, subject to applicable Laws, effect the amendment or amendments.

ARTICLE 8 - GENERAL

8.1	Denison Indemnity

(a)

Indemnification by Denison. Denison shall indemnify and save harmless EFI and the Denison US Group from, and shall pay to EFI and the Denison US Group, on demand, the amount of any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, suffered or incurred by EFI or the Denison US Group, directly resulting from or arising out of any act, omission or state of facts and any demand, action, investigation, inquiry, suit, proceeding, claim, assessment, judgment or settlement or compromise relating thereto (a “Claim”), including the costs and expenses of any action, suit, proceeding, investigation, inquiry, arbitration award, grievance, demand, assessment, judgment, settlement or compromise relating thereto (“Losses”), as a result of or arising in connection with:

(i)

any inaccuracy of or any breach of any representation or warranty made by Denison in this Agreement or in any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement, whether or not EFI relied on or had knowledge of it;

(ii)

the litigation relating to the contractor for the construction of tailings pond cell 4b at the White Mesa Mill, provided that Denison shall be entitled to receive the proceeds of any amounts received or recovered by Denison or by the Denison US Group as a result of a favourable ruling in favour of Denison or the Denison US Group in connection with such litigation;

(iii)	any severance payments payable to employees of the Denison US Group who are entitled to receive such severance payments due to the change of control of DMHC resulting from the Transaction; and

(iv)

any Claim against, or Losses suffered by, EFI arising from matters which occurred prior to the Effective Date relating to White Canyon as a corporate entity, not including its former subsidiary Utah Energy Corporation or the assets thereof.

(b)

Notice of Claim. EFI or the Denison US Group, promptly on becoming aware of any circumstances that have given or could give rise to a Claim, shall give notice of those circumstances to Denison. The notice will specify with reasonable particularity (to the extent the information is available) the factual basis for the Claim and the amount of the Losses, if known. The failure to give, or delay in giving, a notice does not relieve Denison of its obligations except and only to the extent of any prejudice caused to Denison by that failure or delay.

(c)

Investigation. Following receipt of a notice in respect of a Claim, Denison has 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of that investigation, EFI shall make available to Denison the information relied on by EFI or the Denison US Group to substantiate the Claim, together with such information as Denison may reasonably request. If the Parties agree at or prior to the expiry of this 60 day period (or prior to the expiry of any extension of this period agreed to by the Parties) as to the validity and amount of that Claim, Denison shall immediately pay to EFI or the Denison US Group the full amount as agreed to by the Parties of the Claim. For clarity, EFI is deemed to have incurred or suffered Losses as of and from the Effective Date as a consequence of any reduction in the value of the US Mining Division resulting from an inaccuracy or breach of any representation or warranty by Denison under this Agreement.

8.2	EFI Indemnity

(a)

Indemnification by EFI. EFI shall indemnify and save harmless Denison from, and shall pay to Denison, on demand, the amount of any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, suffered or incurred by Denison directly resulting from or arising out of any act, omission or state of facts and any Claim, including any Losses, as a result of or arising in connection with any inaccuracy of or any breach of any representation or warranty made by EFI in this Agreement or in any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement, whether or not Denison relied on or had knowledge of it.

(b)

Notice of Claim. Denison, promptly on becoming aware of any circumstances that have given or could give rise to a Claim, shall give notice of those circumstances to EFI, The notice will specify with reasonable particularity (to the extent the information is available) the factual basis for the Claim and the amount of the Losses, if known. The failure to give, or delay in giving, a notice does not relieve EFI of its obligations except and only to the extent of any prejudice caused to EFI by that failure or delay.

(c)

Investigation. Following receipt of a notice in respect of a Claim, EFI has 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of that investigation, Denison shall make available to EFI the information relied on by Denison to substantiate the Claim, together with such information as EFI may reasonably request. If the Parties agree at or prior to the expiry of this 60 day period (or prior to the expiry of any extension of this period agreed to by the Parties) as to the validity and amount of that Claim, EFI shall immediately pay to Denison the full amount as agreed to by the Parties of the Claim. For clarity, Denison is deemed to have incurred or suffered Losses as of and from the Effective Date as a consequence of any reduction in the value of the EFI Payment Shares resulting from an inaccuracy or breach of any representation or warranty by EFI under this Agreement.

8.3	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties shall be as follows:

(a)	if to EFI:

44 Union Blvd., Suite 600
Lakewood, CO 80228
USA

Attention: Stephen P. Antony, President and Chief Executive Officer
Facsimile: 303-974-2141

With a copy to:

Borden Ladner Gervais LLP
Scotia Plaza, 40 King Street West
Toronto, ON M5H 3Y4
Canada

Attention: Mark F. Wheeler
Facsimile: 416-361-7376

(b)	if to Denison:

595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Canada

Attention: Ron F. Hochstein, President and Chief Executive Officer
Facsimile: 416-979-5893

With a copy to:

Blake, Cassels & Graydon LLP
855 – 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary, AB T2P 4J8
Canada

Attention: Daniel McLeod
Facsimile: 403-260-9700

8.4	Remedies

The Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by either Party or its representatives and advisors and that such breach may cause the non-breaching Party irreparable harm. Each Party agrees that it will not request that the court find that its breach or threatened breach has not or will not cause the other Party irreparable harm and neither Party will lend assistance to such a request. The Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Denison (if EFI is the breaching Party) or EFI (if Denison is the breaching Party) will be entitled to seek equitable relief, including interim, interlocutory and permanent injunctive relief and specific performance. Each Party agrees that it will not take the position in court or otherwise that its breach or threatened breach has not or will not cause the other Party irreparable harm and neither Party will lend assistance to such position.

Each Party agrees that it will not request that the court require the Party or Parties seeking such relief to provide an undertaking as to damages or to post a bond or security as a condition of granting such relief. Without limiting the generality of the foregoing, the Parties acknowledge and agree that a mandatory order or other injunctive relief may be granted to enforce any negative covenant in this Agreement without the requirement to demonstrate irreparable harm or that the balance of convenience favours the Party seeking such relief. Subject to any other provision hereof including, without limitation, Section 8.4 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties.

8.5	Expenses

The Parties agree that, except for the termination payment provided for in Section 6.3, each Party shall be responsible for its own expenses including all out-of-pocket expenses incurred in connection with this Agreement and the Arrangement, the EFI Meeting, the Denison Meeting and the preparation and mailing of the EFI Proxy Circular and the Denison Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.5 shall survive the termination of this Agreement.

8.6	Time of the Essence

Time shall be of the essence in this Agreement.

8.7	Entire Agreement

The Confidentiality Agreement and this Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein. For the avoidance of doubt, this Agreement supersedes and replaces the Letter Agreement in its entirety.

8.8	Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.9	Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.10	Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile or electronic scanned copy shall be effective as delivery of a manually executed counterpart of this Agreement, and either Party delivering an executed counterpart of the signature page to this Agreement by facsimile or electronic scanned copy to the other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

8.11	Waiver

No waiver or release by either Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.1 hereof.

8.12	No Personal Liability

(a)

No director or officer of EFI shall have any personal liability whatsoever (other than in the case of fraud or wilful misconduct) to Denison under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of EFI.

(b)

No director or officer of Denison shall have any personal liability whatsoever (other than in the case of fraud or wilful misconduct) to EFI under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Denison.

8.13	Enurement and Assignment

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by either Party without the prior written consent of each of the other Parties.

8.14	United States Tax Considerations

(a)

The Parties contemplate that this Agreement, together with the Plan of Arrangement annexed hereto, shall not constitute a plan to effectuate a partial liquidation of Denison within the meaning of Sections 302(b)(4) and 302(e) of the Code.

(b)

Promptly upon signing this Agreement, Denison will apply for a withholding certificate from the United States Internal Revenue Service under United States Treasury Regulation section 1.1445-3(b) stating that no withholding on the Purchase and Sale Transaction or any other transaction described in the Plan of Arrangement is required under section 1445(a) of the Code. In reliance on representations in this Agreement and on Denison’s agreement to apply for a withholding certificate, EFI agrees to not reduce the EFI Note by the amount of withholding otherwise required under section 1445(a) of the Code. Denison will indemnify EFI for any amount that should have been withheld under section 1445(a) of the Code if the Internal Revenue Service fails to issue a withholding certificate or issues a withholding certificate that does not completely exempt Denison from withholding. Denison will provide EFI with a copy of the application and will forward all related correspondence to EFI immediately upon receipt. For purposes of the indemnification under this Section 8.14(b), Section 3.4 shall not apply to the representations contained in Section 3.2(bb)(vii) and Section 3.2(bb)(viii), and such representations and warranties shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall continue for a period of ending on the earlier of the receipt of the withholding certificate from the United States Internal Revenue Service showing no withholding is required or 24 months from the Effective Date.

(c)

The Parties agree that the sole consideration for the Purchased Shares is the Share Consideration, allocated 70% to the DMHC Common Shares and 30% to the White Canyon Ordinary Shares and no portion of the EFI Note or the EFI Payment Shares shall constitute consideration for the sale of the Purchased Shares. The Parties agree to characterize for all tax purposes the sale by Denison and the purchase by EFI of (i) the Purchased Shares in consideration of the payment of the Share Consideration and (ii) the Acquired Debt in consideration of the issuance of the EFI Note as a sale in which gain or loss is recognized. Neither Party shall take a position on any tax return inconsistent with such sale treatment except as required by a taxing authority and each Party hereby indemnifies the other for any loss realized by such other party arising out of a Party taking a tax position inconsistent with this Section 8.14(c) unless required by a taxing authority, in which case there will be no indemnification by either Party.

(d)

Notwithstanding any other provisions of this Agreement, if, five days before the Effective Time, the amount of the Acquired Debt exceeds the estimated value of the EFI Payment Shares (the difference being the “Acquired Debt Excess”), Denison will contribute a portion of the Acquired Debt to DMHC in an amount equal to the Acquired Debt Excess in exchange for newly issued equity securities of DMHC; provided, however, that Denison will not be required to make this contribution if doing so would give rise to additional tax to Denison under the Tax Act.

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ENERGY FUELS INC.

Per: (signed) “Stephen P. Antony”
Name: Stephen P. Antony
Title: President and Chief Executive Officer

DENISON MINES CORP.

Per: (signed) “Ron F. Hochstein”
Name: Ron F. Hochstein
Title: President and C.E.O.

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SCHEDULE A

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Arrangement” means the arrangement under the provisions of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(b)	“Acquired Debt” shall have the meaning ascribed thereto in the Arrangement Agreement;

(c)	“Arrangement Agreement” means the Arrangement Agreement dated as of May 23, 2012, between EFI and Denison, as amended, amended and restated or supplemented prior to the Effective Date;

(d)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

(e)	“Court” means the Ontario Superior Court of Justice;

(f)	“Denison” means Denison Mines Corp., a corporation existing under the OBCA;

(g)	“Denison Class A Shares” shall have the meaning ascribed thereto in section 3.1(c)(i)(A);

(h)	“Denison Meeting” means the special meeting of the Denison Shareholders and any adjournments thereof, to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(i)	“Denison Shareholders” means the holders of Denison Shares;

(j)	“Denison Shares” means the voting, common shares in the capital of Denison as constituted immediately prior to the Effective Time;

(k)

“Depositary” means such trust company, bank or financial institution agreed to in writing between EFI and Denison for the purpose of, among other things, issuing certificates representing EFI Payment Shares to the Denison Shareholders in connection with the Arrangement;

(l)	“Dissent Procedures” shall have the meaning ascribed thereto in section 4.1;

(m)	“Dissent Right” shall have the meaning ascribed thereto in section 4.1;

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(n)

“Dissenting Shareholder” means a holder of Denison Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Denison Shares;

(o)

“Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date, established for the purpose of determining the Denison Shareholders entitled to receive New Common Shares and an assignment of a portion of the principal amount of the EFI Note pursuant to this Plan of Arrangement;

(p)	“Effective Date” means the date shown on the certificate of arrangement issued under the OBCA giving effect to the Arrangement;

(q)	“Effective Time” means 11:59 p.m. (Toronto time) on the Effective Date;

(r)	“EFI” means Energy Fuels Inc., a corporation continued under the OBCA;

(s)	“EFI Common Shares” means the issued and outstanding common shares of EFI as constituted on the Effective Date;

(t)

“EFI Note” means the non-interest bearing promissory note issued to Denison by EFI with a principal amount equal to the aggregate fair market value, determined as of the Effective Date, of the EFI Payment Shares;

(u)

“EFI Payment Shares” means 425,441,494 common shares in the capital of EFI as constituted on May 23, 2012 or, if the EFI Share Consolidation is effected prior to the Effective Date, 42,544,149 common shares in the capital of EFI after giving effect to the EFI Share Consolidation;

(v)	“EFI Post-Consolidation Common Shares” means common shares in the capital of EFI after giving effect to the EFI Share Consolidation;

(w)	“EFI Share Consolidation” means the proposed share consolidation of the EFI Common Shares on the basis of one (1) EFI Post-Consolidation Common Share for each ten (10) EFI Common Shares;

(x)	“Final Order” means the final order of the Court approving the Arrangement;

(y)	“Interim Order” means the interim order of the Court made pursuant to subsection 182(5) of the OBCA in connection with the Arrangement, including any amendment thereto;

(z)

“New Common Shares” means a new class of voting common shares without par value which Denison will create and issue as described in section 3.1 of this Plan of Arrangement and for which the Denison Shares are, in part, to be exchanged under this Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Denison Shares immediately prior to the Effective Time;

(aa)	“OBCA” means the Business Corporations Act (Ontario);

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(bb)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time;

(cc)	“Purchase and Sale Transaction” shall have the meaning ascribed thereto in the Arrangement Agreement;

(dd)	“Purchased Shares” shall have the meaning ascribed thereto in the Arrangement Agreement;

(ee)	“Share Consideration” means cash in the aggregate amount of Cdn$10.00; and

(ff)	“Tax Act” means the Income Tax Act (Canada);

1.2	Meaning

Words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.3	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.4	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.5	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

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1.8	Time of the Essence

Time shall be of the essence with respect to every provision of this Plan of Arrangement.

ARTICLE 2 - ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3 - ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order at separate moments in time without any further act or formality:

(a)

Denison and EFI shall complete the Purchase and Sale Transaction pursuant to which Denison shall sell to EFI, and EFI shall purchase from Denison (i) all of the Purchased Shares in consideration for payment of the Share Consideration to Denison and (ii) all of the Acquired Debt in consideration for the issuance of the EFI Note to Denison;

(b)

each Denison Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Denison and Denison shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Denison Shares and such Denison Shares so transferred to Denison shall thereupon be cancelled;

(c)	in the course of a reorganization of capital:

(i)	the authorized share capital of Denison shall be reorganized and altered by:

A.

renaming and re-designating all of the issued and unissued Denison Shares as Class A common shares (the “Denison Class A Shares”) which shares shall have the same rights and restrictions as the Denison Shares except that each Denison Class A Share shall be entitled to two votes at any meeting of the Denison Shareholders, and

B.	creating an unlimited number of common shares without par value (the “New Common Shares”) with rights, privileges, restrictions and conditions identical to the Denison Shares;

(ii)	Denison’s Articles of Incorporation shall be amended to reflect the alterations in section 3.1(c)(i);

(iii)

pursuant to the reorganization, each issued and outstanding Denison Class A Share shall be exchanged for one New Common Share and an assignment by Denison of that portion of the principal amount of the EFI Note determined by dividing the fair market value of the EFI Note by the number of Denison Class A Shares outstanding;

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(iv)

the Denison Class A Shares, none of which will be allocated and issued once the steps referred to in section 3.1(c)(iii) are completed, shall be cancelled and the authorized capital of Denison shall be changed by deleting the Denison Class A Shares as a class of shares of Denison;

(v)

the amount added to the stated capital of the New Common Shares shall be the excess, if any, of (1) the paid-up capital (as that term is used for the purposes of the Tax Act) of the Denison Shares (other than the Denison Shares held by the Dissenting Shareholders) immediately prior to the Effective Time, less (2) the principal amount of the EFI Note; and the stated capital of the Denison Class A Shares shall, for greater certainty, be nil;

(vi)	Denison’s Articles of Incorporation shall be amended to reflect the alterations in section 3.1(c)(iv); and

(d)

pursuant to the terms of the EFI Note, EFI will repay the EFI Note by issuing the EFI Payment Shares to the Denison Shareholders in full and final satisfaction of the EFI Note. No fractional EFI Common Shares shall be issued. In the event that the repayment of the EFI Note would otherwise result in the issuance to a Denison Shareholder of a number of EFI Common Shares which is not a whole number, the number of EFI Common Shares to be issued to such Denison Shareholder shall be rounded down to the nearest whole number.

3.2	Post-Effective Date Procedures

(a)

On or promptly after the Effective Date, EFI shall deliver or arrange to be delivered to the Depositary certificates representing the EFI Payment Shares to be issued to the Denison Shareholders on the repayment of the EFI Note and in accordance with the provisions of the Arrangement, which certificates shall be held by the Depositary as agent and nominee for such Denison Shareholders for distribution to such Denison Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, Denison Shareholders (other than Dissenting Shareholders) shall be entitled to receive delivery of the certificates representing the EFI Common Shares to which they are entitled pursuant to the Arrangement.

3.3	Deemed Fully Paid and Non-Assessable Shares.

All New Common Shares and EFI Payment Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

3.4	Supplementary Actions.

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

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ARTICLE 4 - DISSENT RIGHTS

4.1	Dissent Rights

Holders of Denison Shares may exercise rights of dissent (the “Dissent Right”) pursuant to and in the manner set forth under the OBCA, as modified by the Interim Order (the “Dissent Procedures”), with respect to Denison Shares in connection with the Arrangement, provided that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Denison Shares, which fair value shall be the fair value of the Denison Shares immediately before the passing by the holders of the Denison Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Denison; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Denison Shares shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of Denison Shares and shall be entitled to receive only the consideration contemplated in Section 3.1 hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall EFI, Denison or any other person be required to recognize holders of Denison Shares who exercise Dissent Rights as holders of Denison Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Denison Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Denison Shares at the Effective Time.

ARTICLE 5 - CERTIFICATES

5.1	Denison Class A Shares

Recognizing that the Denison Shares shall be renamed and re-designated as Denison Class A Shares pursuant to subsection 3.1(c)(i)(A) and that the Denison Class A Shares shall be exchanged partially for New Common Shares pursuant to subsection 3.1(c)(iii), Denison shall not issue replacement share certificates representing the Denison Class A Shares.

5.2	EFI Payment Shares

On or immediately prior to the Effective Time, EFI shall deliver or arrange to be delivered to the Depositary certificates representing the EFI Payment Shares for distribution to the Denison Shareholders, together with an irrevocable direction to distribute and transfer the EFI Payment Shares to the Denison Shareholders in accordance with this Plan of Arrangement.

5.3	New Common Shares

From and after the Effective Date, share certificates representing Denison Shares not deemed to have been cancelled pursuant to Article 4 shall for all purposes be deemed to be share certificates representing New Common Shares, and no new share certificates shall be issued with respect to the New Common Shares issued in connection with the Arrangement.

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5.4	Interim Period

Any Denison Shares traded after the Distribution Record Date will represent New Common Shares as of the Effective Date and shall not carry any rights to receive a pro rata portion of the EFI Note or EFI Payment Shares.

5.5	Withholding Rights

Denison and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Denison Shareholder such amounts as Denison or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Denison Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.6	Legality of Distribution of EFI Payment Shares

Notwithstanding anything else in this Plan of Arrangement, if it appears to EFI that it would be contrary to applicable law to issue EFI Payment Shares in repayment of the EFI Note pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the EFI Payment Shares that otherwise would be issued, as the case may be, to that person will be issued, as the case may be, and delivered to the Depositary for sale of the EFI Payment Shares by the Depositary on behalf of that person. The EFI Payment Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the EFI Payment Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the EFI Payment Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the EFI Payment Shares and any amount withheld in respect of applicable taxes) in lieu of EFI Payment Shares. The payment of the net proceeds will be subject to Section 5.5. None of EFI, Denison or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 6 - AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

EFI and Denison reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by EFI and Denison, (iii) filed with the Court if required by the Interim Order and, if made following the Denison Meeting, approved by the Court, and (iv) communicated to holders or former holders of Denison Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Denison at any time prior to the Denison Meeting provided that EFI shall have consented thereto in writing, and, if so proposed and accepted by the persons voting at the Denison Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

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(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Denison Meeting shall be effective only if: (i) it is consented to in writing by each of EFI and Denison; and (ii) if required by the Court, it is consented to by holders of the Denison Shares voting in the manner directed by the Court.